

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934


SEC MAIL
PROCESSING
RECEIVED
MAY 31 2007
WASH. D.C.
186
SECTION

For the month of May 2007 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

in n o

coca-cola femsa






a

ANNUAL REPORT 2006


t i


on

our recycling, water-management, and energy-conservation initiatives foster our company's sustainable development

our multi-segmentation strategy lays the foundation for our profitable, sustainable growth across our franchise territories

we work closely with The Coca-Cola Company to expand our portfolio and develop exciting new beverage categories

our refreshing portfolio of products and packages addresses local market dynamics and stimulates consumer demand

our market intelligence allows us to tailor our strategies to suit consumers' preferences and purchasing patterns

we continually [illegible], train, and empower our people to capture arising opportunities for growth

we continually evolve the way we go to market in our territories to serve our customers' different needs

our state-of-the-art information technology integrates, aligns, and facilitates knowledge-sharing across our operations network









MENÚ
Sopa del dia ó consomé
Arroz c/ plátano
Pollo almendrado
filete de pescado
carne tampiquena
Arroz con leche ó Gelatina
Coca, Sprite, Fanta,
Lift, Fresca





Fanta



Ciel





coca-cola femsa's presence

mexico
guatemala
nicaragua
costa rica
panama
venezuela
colombia
brazil
argentina

selected financial data

Million of Constant Mexican Pesos and U.S. Dollars as of December 31, 2006
(except volume and per share data)

	U.S.$2006[1]	(Ps.) 2006	(Ps.) 2005	% change
Sales Volume (million unit cases)		1,998	1,889	5.8%
Total Revenues	**5,346**	57,738	53,997	6.9%
Operating Income	**876**	9,456	9,218	2.6%
Majority Net Income	**452**	4,883	4,759	2.6%
Total Assets	**6,947**	75,024	71,034	5.6%
Long-term Bank Loans	**1,499**	16,189	16,315	-0.8%
Majority Stockholders Equity	**3,841**	41,484	36,706	13.0%
Capital Expenditures	**242**	2,615	2,241	16.7%
Book Value per Share [2]	**20.20**	21.81	19.25	13.3%
Net Income per Share [2]	**2.45**	2.64	2.58	2.6%

(1) U.S. dollar figures are converted from Mexican pesos using the noon day buying rate for Mexican pesos published by the Federal Reserve Bank of New York on December 31, 2006, which exchange rate was Ps. 10.7995 to U.S.$1.00

(2) Based on 1,847 million outstanding ordinary shares (184.7 million ADRs). U.S.$ figures per ADR

to bottom


INNOVATION
is a core part of
our commitment
to creating sustainable GROWTH
for all of our stakeholders. This
commitment is driven by our
people's unparalleled KNOWLEDGE
of our local market dynamics,
our intense consumer FOCUS;
and our organization's
FLEXIBILITY and
OPPORTUNITY
to create value in a
continually changing,
consolidating industry
landscape.



to our shareholders: Our commitment to innovation has enabled us to continue moving in the right direction. In 2006 we were able to grow our share of revenues in almost all of our franchise territories, despite challenging competitive and sociopolitical conditions in some of our markets. We also were able to increase our profitability in the face of cost pressures in the majority of our markets, thanks to our understanding of local market variables and our adaptive commercial strategies and practices.

For the year, our total sales volume grew to almost 2 billion cases, up 5.8 percent from 2005, including 5.8 percent growth in our consolidated soft-drink volumes. Our consolidated revenues rose to Ps. 57.7 billion, up 7 percent. Our consolidated operating income improved to Ps. 9.5 billion, up 2.6 percent. And our majority net income increased 2.6 percent to Ps. 4.9 billion, resulting in earnings per share of Ps. 2.64. Importantly, our successful net debt reduction—approximately U.S.$1.1 billion over the past four years—has provided us with the financial flexibility to continue investing in, and focusing on, the right operating strategies, while strengthening our credit profile.



We firmly believe that our organization's ability to innovate will play an integral role in the success of our operating model. That is why innovation is a fundamental part of everything we are doing—from the way we package our products to the ways we satisfy the tastes of more than 184 million consumers each and every day. Innovation allows us to develop the skills and capabilities needed to meet and stimulate market demand and to capture the many potential opportunities for growth in Latin America. It also is why we are well-suited to partner with The Coca-Cola Company to accomplish our shared goals.

Innovative business partnerships

We are working together with The Coca-Cola Company to develop more advanced joint business models and to increase our shared incentive to capture important growth opportunities—including the evident opportunities presented by Latin America's non-carbonated beverage category.

In 2006 we embarked on a new comprehensive, collaborative corporate framework with The Coca-Cola Company. This new framework provides us with an improved platform for growth on several fronts. First, The Coca-Cola Company will provide a relevant portion of the funds derived from the incidence increase for marketing support of the carbonated and non-carbonated beverage portfolio. Second, this new framework provides for the accelerated development of the non-carbonated beverage segment—through acquisitions and organic growth. Third, this new framework provides our company with the opportunity to potentially expand our footprint within Latin America and in other markets, where we can leverage our execution capabilities.

Pursuant to this new framework, in December 2006, Coca-Cola FEMSA and The Coca-Cola Company agreed to acquire Jugos del Valle, one of the leading juice manufacturers in Mexico and Brazil, through a new joint-venture company. Beyond the potential synergies, this transaction will considerably increase the company's presence in Latin America's fast-growing, but under-developed non-carbonated beverage segment.

Innovative, collaborative customer relationships

As an organization, we continually look to deepen our customer relationships. In Mexico, we are working closely with our largest clients to develop stronger multi-fac-



11,922
12,219
2004
2005
2006

EBITDA Generation
(mm constant Ps.)



eted relationships. Among our initiatives, we are tailoring our extensive portfolio of products and packages for their stores—based on the local market's socioeconomic demographics and the store's distinctive characteristics. As a result, we are aligning and achieving the top- and bottom-line goals of both parties.

Innovative market-segmentation model

We are better able to serve the distinct needs of our customers and consumers and to differentiate our brands across our franchise territories by segmenting our markets according to their regional and socioeconomic characteristics. For example, we have segmented Colombia into different regions—designing and deploying commercial strategies based on each region's population and socioeconomic levels. Consequently, we have successfully driven demand for our higher value *Coca-Cola* brand beverages across the country.

We are further refining our multi-segmentation strategy in our major markets, including Mexico, Brazil, and Argentina. In addition to the types of sales channels, we are tailoring our product, price, and packaging strategies to suit different market clusters, based on competitive intensity and socioeconomic levels. As a result, we are managing to capture more growth, adjusting our portfolio to better fit every consumption occasion.

Innovative go-to-market strategies

We constantly tailor the way we go to market to better serve the particular needs of our clients—from traditional mom-and-pop retailers to modern hyper- and supermarkets. In the Valley of Mexico, we have put in place a specialized distribution platform, which centralizes our delivery to supermarkets and large mom-and-pop customers. We have also improved the efficiency of our distribution network throughout Latin America.

In Brazil, our operations' track record of top- and bottom-line growth underscores our market execution and knowledge of industry dynamics. Thanks to our more focused, coordinated go-to-market strategy, we continue to lead the carbonated soft drink and water markets in Sao Paulo. In 2006 our sales volume, excluding beer, increased 6.4 percent to 269 million unit cases, with carbonated soft drinks accounting for over 80 percent of our incremental volumes for the year.

Innovative, strong brand portfolio

We offer a powerful portfolio of beverages to our customers and consumers, and continuously explore promising beverage categories to capture growth in our different markets. To get closer to our customers and help them to satisfy consumers' expanding needs, we have become a one-stop shop for our retailers in Brazil by offering a complete beverage portfolio—including carbonated soft drinks, bottled water, packaged juices, and beer. As a result, we are well-positioned for continued growth and profitability across all of our beverage segments.



In Central America, we have expanded our portfolio to take advantage of the fast-growing non-carbonated beverage category. With the inclusion of *Hi-C* brand juice-based beverages in our product portfolio, we were able to more than double our volumes in this promising market segment. Moreover, the momentum of brand *Coca-Cola* —combined with improved execution in the flavored carbonated beverage segment— enabled our Central American operation to post carbonated soft-drink growth of 6.7 percent for 2006.



212
225
2004
2005
2006

Coca-Cola FEMSA Consolidated CSD
(per capita consumption)

Innovative organizational, production processes
Our versatile team of people enables us to adapt our organizational and production processes to address changing competitive, economic, and sociopolitical environments. Based on a comprehensive analysis of the country's value chain—from our suppliers to our final consumers—our Venezuelan operations have embarked on an extensive SKU rationalization strategy that is better suited to the needs of this difficult market. Pursuant to this strategy, we are focusing production on our most important products and presentations and, simultaneously, reinforcing our core *Coca-Cola* brands among the country's consumers. Consequently, we have improved our efficiency across the value chain and positioned our Venezuelan operations for more profitable volume growth. Going forward, we are committed to investing in Venezuela and working with our employees to develop our operating platform in order to serve the beverage needs of all our customers and consumers.

Innovative raw-materials management
Our efficient use of raw materials throughout our franchise territories has enabled us to maintain relatively stable costs in spite of pressures and preserve our environmental resources. For example, in the face of rising resin costs, we have considerably lightened the weight of our single-serve PET bottles over the past year. In the process, we have optimized our packaging requirements, maintained the quality of our carbonated soft drinks,







and reduced the amount of resin—a crude oil-based product—used in our manufacturing facilities.

Innovative, socially responsible initiatives

We take very seriously our role as a good corporate citizen. We partner with our communities to develop and implement programs that address local needs and improve our neighbors' quality of life. Among our initiatives, we support food programs for low-income communities in Brazil and Colombia; we foster educational programs that teach children how to read in Colombia and Venezuela and donate resources to educational institutions in Mexico; we build recycling facilities with our partners in Central America and Mexico; and we help to reforest the Amazon jungle in Brazil and the Nevado de Toluca in Mexico. By working closely with our communities, we endeavor to promote their long-term welfare and prosperity.

As a company, we are always looking for new ways to meet and support the needs of our people—our customers and consumers, our communities, and our dedicated team of employees. By taking an innovative approach to our business, we work toward our organization's common goal of creating sustainable, profitable growth. While we are proud of our shared achievements, we know that we can do much better, particularly in light of our company's significant and achievable value-creation opportunities. In short, there is a lot more work to be done to capture the considerable upside potential of Coca-Cola FEMSA.

At the end of the day, every innovation we make is with the needs of our consumers and customers in mind. We are confident that this approach will continue to build on our track record of performance for you. Thank you for your great support.


Coca-Cola

José Antonio Fernández Carbajal
CHAIRMAN OF THE BOARD

Carlos Salazar Lomelín
CHIEF EXECUTIVE OFFICER









AND COMMERCIAL PRACTICES

A key to our success is our multi-segmentation model. In addition to tailoring our product, packaging, and pricing strategies by the types of distribution channels—from traditional mom-and-pop retailers to modern hyper- and supermarkets — we are now targeting distinct market clusters, categorized by competitive intensity, population density, and socioeconomic level.



1

Ground-breaking multi-segmentation strategy

In Mexico in 2006 our effective product and package segmentation by channel, population density, and socio-economic level helped to drive our strong performance outside the Valley of Mexico. These territories have smaller, more fragmented urban and suburban areas compared to the Valley of Mexico. By understanding and capturing the value of these market characteristics through our multi-segmentation strategy, we were able to achieve increased top line growth for the year.

Likewise, we were able to stimulate demand for our top *Coca-Cola* brand beverages by effectively dividing Colombia into regions, based on population density and socio-economic level. This enabled us not only to increase sales of *Coca-Cola* brand carbonated soft drinks, but also to better differentiate these brands among customers and consumers across Colombia. Building on this momentum, we are introducing a new loyalty program among our main customers, beginning in January 2007.

Continuing portfolio innovation

To stimulate and satisfy consumer demand throughout our market territories, we continue to work closely with The Coca-Cola Company to explore new lines of beverages, extend existing brands, and participate in new beverage segments. For example, the popularity of juice-based non-carbonated beverages continued to grow among our customers and consumers. In Central America, the regional contribution of *Hi-C* brand juice-based beverages rose significantly to one third of our company's incremental non-carbonated beverage volumes for 2006. Also, the *Minute Maid Mais* brand continued to gain shelf space among our retail customers in Brazil, helping the non-carbonated beverage segment, excluding water, to grow more than 25 percent during 2006. By offering a complete product portfolio—including carbonated soft drinks, juice-based beverages, still and mineral water, and beer—we are now a one-stop shop for retailers across our Brazilian market territory.

On top of our innovative portfolio of beverages, we offer a range of returnable and non-returnable presentations, suited to the specific needs of customers and consumers. Consistent with our market-segmentation strategy in Colombia, we successfully launched a more affordable 1.25-liter returnable glass presentation of *Coca-Cola* and *Crush*. Likewise, we have continued



3



2

6.4%

Brand *Coca-Cola's* sales volume growth in 2006

1. Returnable presentations represented almost fifty percent of our carbonated soft-drink volume growth in Brazil
2. Our Central American operations incremental non-carbonated beverage volumes contributed one third of our consolidated growth in that category
3. We constantly explore new lines of beverages, extend existing brands, and participate in new segments

to capture growth in the Valley of Mexico through our multi-serve returnable presentations, including our 2.5-liter returnable PET presentation of brand *Coca-Cola* and our successful rollout of a 1.25-liter returnable glass presentation of brand *Coca-Cola*. And in Brazil, the rollout of our 1.0-liter returnable glass presentation drove sales volumes of *Coca-Cola* and *Fanta*. These packaging strategies have helped us to sustain top- and bottom-line growth in diverse market environments.

Collaborative customer relationships

Our objective is to change the transactional buy-sell paradigm to collaborative, multifunctional relationships with our clients. To this end, we are partnering with customers in the modern sales channel on multiple fronts—from knowledge management and capabilities development to go-to-market and point-of-sale execution—to ensure each and every shopper's trip counts. By working more closely on several levels, we look to align our goals and grow our businesses together.

Adaptive go-to-market strategy

We continually evolve the way we go to market in our franchise territories. Recognizing our clients' distinctive operating needs and service requirements, we implemented a specialized distribution model in the Valley of Mexico during the first half of 2006. This new model centralized our delivery to clients in the modern supermarket channel, as well as larger customers in the traditional retail sales channel. And in the second half of the year, we refined our different service models—such as Tele-sell for on-premise clients and improved use of hand-held technology for the traditional sales channel—to meet our customers' changing needs. As a result of these and other initiatives, we are able to continue generating greater value for our clients and our company.



2%
14%
62%

Product sales volume
(%)

Colas	62
Flavors	22
Non-flavored bottled water	14
Non-carbonated beverages	2

Everyday, we sell close to 5.5 million unit cases of over 70 different beverage brands across nine countries.


Our right-
multi-segment



PRACTICES AND SYSTEMS

Our culture of innovation extends beyond our novel marketing and commercial strategies to our business processes, practices, and information technology systems. From our sophisticated market intelligence to our novel operating initiatives, we harness the power of innovation to better address and serve our markets' ever-changing needs.


Coca-Cola

Advanced information management

Our state-of-the-art market intelligence systems enable us to execute and refine our channel-marketing and multi-segmentation strategies, consistent with customers' and consumers' purchasing patterns and preferences. Our proprietary RED system not only collects the data needed to target specific consumer segments, but also analyzes the information required to tailor our product, package, price, and distribution strategies to fit different consumer needs.

Information management is critical to our sustained success in Brazil, where we continue to lead the market's carbonated soft-drink and water segments. Our RED intelligence system covers: all of our franchise territory's main distribution channels, including large format hyper- and supermarkets to traditional bakeries, small restaurants, and convenience stores; all of the SKUs in every beverage category; and all of the sales routes. This extensive reach allows us to track a broad range of variables—including competitive activity, product coverage, and point-of-purchase execution. Moreover, with all of this information available online to the different levels of our organization, we can continually customize our commercial strategies to meet the evolving demands of multiple market segments.

Our highly developed management information systems further align and integrate our multinational operations. By facilitating our knowledge-sharing across Latin America, these systems enable us to continually optimize our manufacturing processes, increase the efficiency of our procurement practices, and maximize the value of our marketing initiatives. In short, they better prepare us to serve the needs of our more than 184 million consumers and stay close to our 1.5 million clients.




OXXO
2

1,450

skus handled in 2006

1. Our extensive cooler coverage is essential to our effective point-of-sale execution
2. Our information system enables us to segment the market by socioeconomic level and competitive intensity
3. We light-weighted our single-serve PET presentations by 18%

Inventive business solutions

More with less is a key part of our corporate culture. We continually seek to optimize our manufacturing and distribution capacity to maximize our operating efficiency. Consequently, despite our considerably expanded portfolio of SKUs, we have not opened a new manufacturing plant since our acquisition of Panamco in 2003. To the contrary, we have closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities.

To reduce costs and sustain our soft drinks' quality, we have significantly lightened the weight of our PET bottles. Through our use of a smaller, visually appealing closure—which resembles the crown cap for glass bottles—coupled with a redesigned bottle structure, we have been able to lighten the weight of our single-serve PET presentations by 18 percent. In this way, we have also fostered our operations' sustainable development by lowering the quantity of PET used in our packaging. We began introducing these new single-serve presentations in January 2007.

Another recent cost- and time-saving initiative is our new cleaning and sanitation solution. In light of our expanded portfolio of SKUs, we have recently developed a new rapid, cold-cleansing process to reduce the change-over time from one SKU to another at our Toluca mega-plant. Given the success of this practice—which has cut our cleaning times by more than 50 percent—we plan to roll this procedure out to our other market territories in 2007.


9%
13%
49%
14%
8%

Users
(%)

Mexico	49
Central America	7
Colombia	14
Venezuela	13
Argentina	8
Brazil	9

Coca-Cola FEMSA's integrated technology platform is one of the most extensive in the beverage industry with over 7,000 users.





AND RESPONSIBLE INITIATIVES

As a company, we are able to adapt our operating structure to address — and capture the benefits of — changing, complex market environments. Our organization's demonstrated versatility, combined with our unwavering commitment to our employees and our environment, well-positions us for sustainable business growth and development.



Flexible organizational structure

In 2006 our Venezuelan operations retook the path to profitable volume growth in the face of an increasingly complex market environment. In response to the challenge of higher costs and expenses across the industry value chain—from procurement to manufacturing and distribution—we rapidly assembled a diverse, multi-functional task force of executives from multiple countries and organizational levels. Based on a thorough analysis of our current operating structure and procedures, this special team developed a new business model that is better suited to the country's changing sociopolitical landscape. As part of this model, we defined a new rationalized portfolio, phasing out less profitable offerings, while protecting our core *Coca-Cola* and flavored soft-drink brands. Among our results, we improved our efficiencies throughout the supply chain, grew our volumes of single-serve presentations, and increased our EBITDA by 14 percent during the second half of the year. While we recognize that this is an ongoing process, we are reaching a turning point in Venezuela, which should enable us to capture more of our top-line growth in our bottom-line results going forward.

Similarly, in 2006 we sustained our Argentine operations' profitability in the face of industry-wide cost increases. To fit local market dynamics, we adapted our organizational structure across key segments of the value chain. Consequently, we were able to post double-digit growth in sales volume for the year—driven by incremental volumes of brand *Coca-Cola*. This growth, along with our low cost per unit case, helped us to partially offset increased salary and transportation costs.


3


2

318,910

incremental training hours in 2006

1. Our employees volunteered to participate in the reforestation of the Nevado de Toluca in Mexico
2. We participated in different initiatives to help cleaning the beaches in Colombia and Venezuela
3. We adapted our organization structure in Argentina to fit local market dynamics

Pioneering people

Talent management is a key element of our growth strategy; we are committed to fostering the development of quality people at all levels of our organization. We share knowledge and managerial experience with FEMSA and The Coca-Cola Company. We also offer ongoing management forums and training programs to enhance our executives' abilities and to exchange best practices and capabilities from a growing pool of multinational talent.

Environmentally responsible practices

As a member of the Coca-Cola bottling system, we take our commitment to sustainable business development very seriously. Given this responsibility, we have implemented recycling, water-management, and energy-conservation initiatives across our market territories. PET recycling is a win-win proposition for our company and our environment. By using an increasing percentage of recycled PET in our bottles, we benefit our business, conserve our natural resources, and enhance the quality of our environment. In 2006 the Toluca, Mexico, PET recycling plant—a joint venture between our company, The Coca-Cola Company, and ALPLA, a main supplier of PET bottles—began operations, recycling post-consumer PET bottles. Applying the plant's FDA-approved bottle-to-bottle recycling technology, we were able to re-use the recycled resin in our products' PET bottles.

As a shared global resource, we manage our use of water—the main ingredient in all of our beverages—efficiently. In 2006 our initiatives enabled us to save more than 145,000 cubic meters of water across our market territories. For 2006, our internal benchmark Mexican operations' total water consumption per liter of beverage produced was almost half the average of the Coca-Cola system.


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE

operating highlights

Operations	Population (millions)	CSDs Per Capita Consumption	Clients	Plants	Distribution Centers
Mexico	50.0	410	624,191	12	92
Central America	18.3	151	115,723	5	28
Colombia	46.8	87	381,195	6	37
Venezuela	27.5	147	224,203	4	32
Brazil	30.4	196	122,351	3	12
Argentina	11.1	351	79,100	1	5
Total	184.2	225	1,546,763	31	206

Total Volume (mm UC)



7.9%
9.2%
54.3%
9.5%
5.8%

2005

Mexico	1,025
Central America	109
Colombia	180
Venezuela	173
Brazil	252
Argentina	150
Total	1,889



8.3%
9.1%
53.6%
9.6%
6.0%

2006

Mexico	1,071
Central America	120
Colombia	191
Venezuela	183
Brazil	269
Argentina	165
Total	1,998

Product Mix by Package[1]



69.5
65.2
53.5
82.2
89.5
75.3
30.5
34.8
46.5
17.8
10.5
24.7
Mexico
Central America
Colombia
Venezuela
Brazil
Argentina

■ Returnable
□ Non-returnable[2]

Product Mix by Size[1]



60.8
48.1
49.2
63.9
67.7
82.1
39.2
51.9
50.8
36.1
32.3
17.9
Mexico
Central America
Colombia
Venezuela
Brazil
Argentina

■ Personal[2]
□ Multi-serving[3]

Category Mix

	■ CSD's	■ Water[1]	■ Jug Water	■ Others
Mexico	79.6%	4.7%	14.8%	0.9%
Central America	90.9%	4.3%	–	4.7%
Colombia	87.8%	5.4%	5.5%	1.3%
Venezuela	87.7%	6.2%	1.3%	4.8%
Brazil	91.7%	7.3%	–	1.0%
Argentina	96.5%	1.3%	–	2.2%

[1] Excludes water presentations of 3.5 Lt. or larger.
[2] Includes fountain volumes.
[3] Includes packaging presentations of 1.0 Lt. or larger.



dear shareholders: We achieved balanced top-line growth and solid bottom-line growth in 2006. We generated robust revenues in almost all of our franchise territories, despite the competitive environment in some of our markets and the cost pressures and the external realities of others. Additionally, double-digit increases in operating income in our Central American and Colombian markets—along with single-digit operating income growth in our Brazilian territory—more than offset declines in Venezuela and Argentina. In 2006 we produced the following overall results:

- Consolidated sales volumes grew 5.8 percent to Ps. 57.7 billion.
- Consolidated operating income increased 2.6 percent to Ps. 9.5 billion, and operating margin was 16.4 percent.
- Consolidated majority net income rose 2.6 percent to Ps. 4.9 billion, resulting in earnings per share of Ps. 2.64 (U.S. $ 2.45 per ADR).
- Total net debt at year end was approximately U.S. $ 1.4 billion.

During the year, we reduced our net debt by approximately U.S. $ 371 million. Since our acquisition of Panamco in May 2003, we have successfully lowered our debt by U.S. $ 1.1 billion. At the end of 2006, our cash position was approximately U.S. $ 414 million.

We continue to sustain a strong balance sheet and a well-balanced capital structure. Approximately 55 percent of our total debt is denominated in local currency, mostly Mexican pesos, and over 75 percent of our total debt carries a fixed rate of interest. We will continue evaluating market conditions to adjust the currency and rate composition of our debt as appropriate, taking advantage of lower rates while managing our currency risk. In November 2006, we paid down approximately U.S. $ 329 million of maturing bonds. Year over year, we reduced our net interest expense by close to 20 percent.

Thanks in large part to our well-designed multi-segmentation model and strategic marketing support, brand *Coca-Cola* grew strongly across our Latin American markets. In 2006 brand *Coca-Cola* contributed almost 70 percent of our company's consolidated incremental sales volume. Flavored carbonated soft drinks also were an important growth driver, accounting for more than 10 percent of our incremental growth in carbonated soft drinks during the year. Additionally, we continued to produce strong growth in the non-carbonated beverage segment across our franchise territories.

In Mexico, our operations' total sales volume grew 4.5 percent to more than 1,070 million unit cases, mainly resulting from 4.3 percent growth in carbonated soft drinks. For 2006, brand *Coca-Cola* accounted for more than 70 percent of our operations' total incremental volumes and the balance flowed mostly from bottled water. In the non-carbonated beverage segment, our Mexican territories' sales volumes rose over 40 percent, driven by strong growth from *Ciel Aquarius* brand zero-calorie flavored water.

The strong performance of our territories outside of the Valley of Mexico drove our operations' results for the year. In the Valley of Mexico, we continued to capture growth in returnable presentations—mainly the 1.25-liter returnable glass bottle for brand *Coca-Cola*. Our segmented returnable packaging strategy has helped us to sustain our profitability, despite the complex competitive dynamics of this territory, while enabling us to improve our share of revenues.

Our Central American operations delivered strong top- and bottom-line growth for the year. The momentum of brand *Coca-Cola*, combined with better execution in the flavored carbonated beverage segment, drove our carbonated soft-drink growth for the year. With the inclusion of *Hi-C* brand juice-based beverages, we were able to participate more aggressively in the non-carbonated segment—almost tripling our volumes compared with 2005. From a profitability standpoint,



7,017
4,987
2004
2005
2006

Market Capitalization
(mm USD)



the performance of our Central American markets was remarkable, posting a 23.4 percent increase in operating income and accounting for almost half of our consolidated incremental operating income for 2006.

In Colombia, our operation generated 6.2 percent carbonated soft-drink volume growth. For 2006, brand *Coca-Cola* contributed almost 100 percent of this market's incremental volume growth. Also, our volumes of non-carbonated beverages more than doubled, driven by our successful launch of *Dasani* brand zero-calorie flavored water. Despite cost pressures, our Colombian market's operating income grew by more than 25 percent year over year as a result of our top-line growth and improvements across the value chain.

Our Venezuelan operation retook the path to profitable volume growth during the second half of the year, generating increased EBITDA of 14 percent for this six-month period. Brand *Coca-Cola* and our flavored carbonated soft drinks contributed to our incremental volume growth in 2006. Despite our 11 percent revenue growth—and the initial benefits of our SKU rationalization strategy—higher costs across the value chain led to a 39 percent decline in our Venezuelan market's operating income for 2006.

In Argentina, our operation posted double-digit growth in sales volume for the year, driven by incremental volumes of brand *Coca-Cola*. Premium light beverages represented more than 10 percent of our total volumes in this market, generating strong growth of 12.7 percent for 2006. In the non-carbonated beverage segment, excluding bottled water, we produced positive results; this segment represented more than 2 percent of our total volumes in Argentina.

Our Brazilian operations' solid top- and bottom-line results clearly underscore our knowledge and understanding of local market dynamics. Excluding beer, our revenues rose 8.4 percent, mainly driven by the strong volume growth of brand *Coca-Cola*. Our execution at the point of sale and a more aggressive media campaign also fueled strong volume growth of our *Crystal* brand mineral water—which is the category leader in our Brazilian market. With our introduction of *Minute Maid Mais* brand juice-based products, we posted over 25 percent volume growth in non-carbonated beverages for 2006.

Since we resumed the sale and distribution of Kaiser's beer portfolio in Sao Paulo, Brazil, in February 2006, we have made significant progress—from more than doubling the point-of-sale coverage to improving the distribution channel structure. Together with Kaiser and FEMSA Cerveza, we are developing a differentiated product and packaging portfolio. As part of this strategy, we launched a new version of *Sol* in multiple presentations. By leveraging our extensive distribution network and point-of-sale execution, we are well-prepared to introduce new products quickly and to improve our profitability across all of our Brazilian market segments.

During the third quarter of 2006, we arrived at a comprehensive framework of cooperation with The Coca-Cola Company. This new framework furthers three main objectives: our joint pursuit of incremental growth in the carbonated soft-drink category and accelerated development of the non-carbonated beverage segment; our company's horizontal growth through the continued consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where we can leverage our operating model and strong execution; and a long-term vision of the objectives and economics of our relationship. In short, this new framework provides a compelling platform on which to create sustainable value for years to come.

In line with this new collaborative framework, Coca-Cola FEMSA and The Coca-Cola Company agreed to a joint 50/50 purchase of up to 100 percent of the outstanding shares of Jugos Del Valle—a leading player in Latin America's juice, nectar, and juice-based beverage segments—for an aggregate value of approximately U.S. $ 470 million. Beyond the ample opportunities for production and distribution savings, this transaction well positions our company and The Coca-Cola Company to capture considerable value in the fast-growing, under-developed non-carbonated beverage category.

Thank you for your continued support. By leveraging our market intelligence, innovative operating structure, and strong, growing relationship with The Coca-Cola Company, we see ample opportunities to provide you with an attractive return on your investment now and into the future.

Héctor Treviño Gutiérrez
CHIEF FINANCIAL OFFICER


1.705
1.379
2004
2005
2006

Net Debt
(mm USD)

Financial Section

Table of Contents

Five-Year Summary

Millions of Constant Mexican Pesos as of December 31, 2006, except data per share

	2006	2005	2004	2003 [N]	2002
INCOME STATEMENT					
Total revenues	57,738	53,997	51,276	41,626	21,240
Cost of sales	30,196	27,522	26,227	20,974	9,902
Gross profit	27,542	26,475	25,049	20,652	11,338
Operating expenses [1]	18,086	17,257	16,590	12,932	6,056
Intangible amortization	-	-	-	-	47
Income from operations	9,456	9,218	8,459	7,720	5,235
Integral cost of financing	1,135	1,281	851	2,763	(648)
Other expenses. net	661	313	432	306	716
Income taxes and employee profit sharing	2,607	2,741	1,201	1,942	2,161
Net income for the year	5,053	4,883	5,975	2,709	3,006
Net majority income	4,883	4,759	5,946	2,689	3,006
Net minority net income	170	124	29	20	-
RATIOS TO REVENUES (%)					
Gross margin (gross profit/total revenues)	47.7	49.0	48.9	49.6	53.4
Operating margin	16.4	17.1	16.5	18.5	24.6
Net income	8.8	9.0	11.7	6.5	14.2
CASH FLOW					
Gross cash flow (EBITDA) [2]	12,219	11,922	11,034	9,673	6,451
Capital expenditures [3]	2,615	2,219	2,162	2,204	1,600
BALANCE SHEET					
Current Assets	11,072	8,336	10,220	9,777	9,481
Property, plant and equipment, net	19,876	19,697	20,713	21,216	8,481
Investments in shares	410	469	451	529	153
Deferred tax and other assets, net	4,067	3,321	375	61	1,006
Intangible assets, net	39,599	39,211	40,376	39,694	304
Total Assets	75,024	71,034	72,135	71,277	19,425
Liabilities					
Short-term bank loans	3,170	4,690	3,560	3,564	11
Long-term bank loans and notes payable	16,181	16,315	23,403	29,604	3,728
Interest Payable	270	340	337	425	85
Operating current liabilities	8,606	7,934	7,998	7,451	2,967
Other long-term liabilities	5,313	5,049	3,812	3,650	1,633
Total Liabilities	33,540	34,328	39,110	44,694	8,424
Stockholders' Equity	41,484	36,706	33,025	26,583	11,001
Majority interest	40,270	35,636	32,245	26,395	11,001
Minority interest in consolidated subsidiaries	1,214	1,070	780	188	-
FINANCIAL RATIOS (%)					
Current	0.92	0.64	0.86	0.85	3.10
Leverage	0.81	0.94	1.18	1.68	0.77
Capitalization	0.34	0.40	0.48	0.59	0.25
Coverage	6.75	5.23	4.53	6.56	67.69
DATA PER SHARE [4]					
Book Value	21.808	19.246	17.462	14.295	7.720
Majority net income	2.644	2.577	3.220	1.578	2.109
Dividends paid [5]	0.344	0.359	0.314	-	0.464
Headcount [6]	56,682	55,635	56,238	56,841	14,457

[N] Information considers full-year of KOF's original territories and eight months of territories acquired from Panamco.
[2] Income from operations plus non-cash charges.
[3] Includes investments in property, plant and equipment, returnable bottles and cases and other assets, net of retirements of property, plant and equipment.
[4] Based on 1,425 million shares until 2002, 2003 was computed using 1,846.4 million shares and the net income per share with 1,704.3 million and 2004, 2005 and 2006 using 1,846.5 million.
[5] Dividends paid during the year based on the prior year's net income.
[6] Includes third-party headcount.

Management's discussion and analysis

Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Consolidated Results of Operations

Total Revenues.
Consolidated total revenues grew 6.9% to Ps. 57,738 million in 2006, compared to Ps. 53,997 million in 2005. The majority of the growth came from Brazil, Venezuela, and Mexico, accounting for 34%, 18% and 17% of the total incremental revenues, respectively.

Consolidated sales volume reached 1,998.1 million unit cases in 2006, compared to 1,889.3 million unit cases in 2005, an increase of 5.8%. Carbonated soft drink volume grew 5.8% as a result of sales volume increases in all of our territories. Carbonated soft drink volume growth was mainly driven by the *Coca-Cola* brand, which accounted for close to 70% of incremental total volume. A strong marketing campaign, combined with our multi-segmentation strategies, contributed to this growth.

Consolidated average price per unit case remained flat in real terms at Ps. 28.36 in 2006 as compared to Ps. 28.37 in 2005. Price increases implemented during the year, mainly in Venezuela, Central America, Brazil and Colombia, combined with a better packaging and product mix in Central America, Colombia and Venezuela offset price declines in Mexico and Argentina.

Gross Profit.
Our gross profit increased 4.0% to Ps. 27,542 million in 2006, compared to Ps. 26,475 million in 2005. Brazil and Mexico accounted for over 45% of this growth. Gross margin decreased 130 basis points as a result of higher cost per unit case in all of our territories, except Mexico and Argentina. Higher sweetener costs in all of our operations, combined with higher PET bottle prices in some of our territories and packaging costs due to a packaging mix shift towards non-returnable presentations more than offset higher revenues.

The components of cost of sales include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products net of applicable taxes.

Operating Expenses.
Consolidated operating expenses as a percentage of total revenues declined to 31.3% in 2006 from 32.0% in 2005 due to higher fixed-cost absorption driven by incremental volumes and higher average price per unit case. Operating expenses in absolute terms increased 4.8% year over year mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories, and (3) higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market, and build brand equity.

After conducting a thorough analysis, done by a third party, of the current conditions and expected useful life of our cooler inventories in our territories in Mexico, we decided to modify the useful life of our coolers from five to seven years in Mexico. We made this decision based on KOF's equipment maintenance policy and our ability to better manage our cooler platform in the market place. This modification reduced our amortization expenses by Ps. 127 million in 2006, all of which was recognized in the fourth quarter, and increased our operating income by a similar amount. Excluding this change, our operating expenses would have increased by 5.5% during 2006.

Income from Operations.
Our consolidated operating income increased 2.6% to Ps. 9,456 million in 2006, compared with 2005, as a result of higher fixed-cost absorption due to higher revenues. Growth in operating income in Colombia, Central America and Brazil more than compensated for an operating income decline in Venezuela and Argentina. Our overall operating margin decreased 70 basis points to 16.4% during 2006 mainly due to higher cost per unit case. Excluding the adjustment mentioned above our operating income would have increased by 1.2% in 2006.

Integral Result of Financing.
In 2006 our integral cost of financing decreased 9.9% to Ps. 1,135 million as compared to Ps. 1,281 million in 2005, mainly driven by a reduction in interest expenses, which more than offset a foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a gain recorded in 2005.

Other Expenses.
Other expenses increased to Ps. 661 million in 2006 from Ps. 336 million in 2005, mainly driven by one-time costs associated with restructuring initiatives in some of our operations.

Income Taxes and Employee Profit Sharing.
Income taxes and employee profit sharing decreased to Ps. 2,607 million in 2006 from Ps. 2,741 million in 2005. During 2006, income tax and employee profit sharing as a percentage of income before taxes was 34.0% as compared to 36.1% in 2005. During the year our effective tax rate was benefited by a reduction in the statutory tax rates in some of our operations and the use of tax loss carryforwards, resulting in a reduction in our effective tax rate.

Net Income.
Our consolidated net majority income was Ps. 4,883 million during 2006, an increase of 2.6% compared to 2005, driven by (1) higher operating income, (2) lower interest expenses, and (3) a reduction in our effective tax rate. Earnings per share ("EPS") were Ps. 2.64 (US$ 2.45 per ADR), computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

Balance Sheet.
As of December 31, 2006, Coca-Cola FEMSA had a cash balance of Ps. 4,473 million (US$ 414 million), an increase of Ps. 2,351 million (US$ 218 million) compared to December 31, 2005, resulting mainly from internal cash generation, net of Coca-Cola FEMSA's dividend payment in the amount of Ps. 716 million (US$ 66 million) made in the first half of the year, and some additional indebtedness.

Total short-term debt was Ps. 3,170 million (US$ 293 million) and long-term debt was Ps. 16,181 million (US$ 1,499 million). Net debt decreased approximately Ps. 4,005 million (US$ 371 million) compared to year end of 2005, as a result of the above mentioned cash generation.

The weighted average cost of debt for the year was 8.55%. The following chart sets forth the Company's debt profile by currency and interest rate type as of December 31, 2006:

Currency	% Total Debt [2]	% Interest Rate Floating [2]
U.S. dollars	45.6%	36.9%
Mexican pesos	46.0%	10.3%
Colombian pesos	3.4%	25.3%
Others [1]	4.9%	–

[1] Includes the equivalent of US$ 48.5 million denominated in Argentine pesos and US$ 38.8 million denominated in Venezuelan bolivares.
[2] After giving effect to cross-currency swaps.

Consolidated Results Of Operations By Geographic Segment

Mexico

Total Revenues. Total revenues in Mexico were Ps. 30,360 million in 2006, compared to Ps. 29,662 million in 2005, an increase of 2.4%, driven by 4.5% total sales volume growth, which more than compensated for lower average price per unit case. Average price per unit case was Ps. 28.29 in 2006, a decrease of 2.1% compared to Ps. 28.90 in 2005. Carbonated soft drinks average price per unit case was Ps. 32.51 during 2006, a 2.0% decline as compared to 2005.

Total sales volume reached 1,070.7 million unit cases in 2006, an increase of 4.5% compared to 2005, driven by (1) 4.4% sales volume growth of the carbonated soft drinks segment, accounting for more than 75% of the incremental volumes for the year, (2) strong volume growth in the non-flavored water category, and (3) strong volume growth in the non-carbonated beverages segment. Carbonated soft drinks volume growth was mainly driven by incremental volumes of the *Coca-Cola* brand, which contributed to more than 90% percent of total carbonated soft drinks incremental volumes.

Income from Operations. Gross profit totaled Ps. 16,063 million, representing a gross margin of 52.9% in 2006, a decrease of 20 basis points as compared to 2005, resulting from lower average price per unit case. Resin price decreases more than offset higher sweetener costs during the year and the depreciation of the Mexican peso as applied to our U.S. dollar denominated costs, together resulted in a slight improvement in average cost per unit case.

Our operating income increased 0.3% in 2006 to Ps. 6,390 million, resulting in a 21.1% operating margin compared to a 21.5% in 2005, as a result of lower average price per unit case, and higher operating expenses resulted from additional investment in information technology and non-recurring expenses. As mentioned above, during the year we decided to modify the useful life of our coolers from five to seven years. This modification reduced our amortization expenses by Ps. 127 million in 2006 and increased our operating income by a similar amount. Excluding this change, our Mexican operating expenses would have increased by 4.7% mainly due to higher marketing expenses combined with the above and our operating income would have decreased by 1.6% for the year.

Central America

Total Revenues. Total revenues in Central America were Ps. 4,142 million in 2006, an increase of 14.0% as compared to 2005, mainly driven by incremental sales volume, which accounted for over 70% of the revenue growth, and higher average prices per unit case comprised the balance. Average price per unit case increased 3.9% to Ps. 34.09, mainly as a result of price increases implemented during the year and incremental volumes in non-returnable packages, which carry higher average price per unit case.

Total sales volume was 120.3 million unit cases in 2006, a 10.0% growth as compared to the previous year as a result of strong volume increases in Nicaragua and Costa Rica, which together accounted for over 80% of the incremental sales volume. Carbonated soft drinks volume increased 6.7% in the year, contributing to over 60% of our growth in the region, and the non-carbonated beverages, excluding non-flavored water, accounted for the majority of the balance.

Income from Operations. Gross profit totaled Ps. 1,932 million in 2006, an increase of 10.8% as compared to 2005, mainly driven by higher revenues. Higher sweetener costs and packaging due to a packaging mix shift towards non-returnable presentations, which carry higher cost, more than offset operating leverage achieved during the year due to higher revenues, resulting in a margin decline of 130 basis points to 46.6% in 2006.

Operating income reached Ps. 613 million in 2006, resulting in an operating income margin of 14.8%, an improvement of 120 basis points as compared to 2005, driven by higher fixed-cost absorption.

Colombia

Total Revenues. Total revenues in Colombia reached Ps. 5,507 million in 2006, an increase of 8.3% as compared to 2005. Over 70% of revenue growth was driven by incremental volume, and higher average price per unit case represented the balance. Average price per unit case reached Ps. 28.83 for 2006, compared to Ps. 28.28 in 2005, recording an increase of 1.9% as a consequence of price increases implemented during the year as well as volume growth of brand Coca-Cola in non-returnable presentations, which carry higher average price per unit case and constituted the majority of the incremental volumes.

Total sales volume was 190.9 million unit cases in 2006, an increase of 6.2% as compared to 2005, mainly driven by 10% volume growth in brand *Coca-Cola*, which more than offset a decline in flavored carbonated soft drinks. Non-flavored bottled water volumes grew 5.5% in 2006 as compared to 2005. The growth of *Coca-Cola* brand was driven by the successful implementation of our multi-segmentation strategy.

Income from Operations. Gross profit totaled Ps. 2,440 million in 2006, an increase of 6.4% as compared to 2005. As percentage of total revenues, our gross margin decline of 80 basis points to 44.3% for the year as compared to 45.1% in 2005. Higher packaging costs, driven by a packaging mix shift towards non-returnable PET presentations, which accounted for the majority of the growth during year and higher sweetener costs, were partially offset by savings achieved from the light-weighting bottle initiative.

Operating income totaled Ps. 727 million, an increase of 26.4%, reaching an operating margin of 13.2%, a margin improvement of 190 basis points as compared to 2005, driven by improvements in our distribution network and higher fixed cost absorption due to higher revenues.

Venezuela

Total Revenues. Total revenues in Venezuela increased by 11.2% to Ps. 6,532 million in 2006, as compared to Ps. 5,875 million in 2005. Volume growth and average price increases, driven by a favorable product and packaging mix shift, contributed equally to our incremental revenues in the year. Average price per unit case increased by 5.1% to Ps. 35.68 in 2006 as compared to 2005, as a result of price increases implemented during the year and incremental volumes coming from non-returnable core brands, which carry higher average prices per unit case.

During 2006, our sales volume grew 5.9% as compared to 2005, reaching 182.6 million unit cases. Carbonated soft drink volume increase of 7.2%, mainly driven by flavored carbonated soft drinks, more than offset a decline in the non-flavored bottled water sales volume in the jug presentation. Non-carbonated beverages sales volume, excluding non-flavored water, grew 8.3% in 2006 as compared to 2005, reaching 4.8% of our total volumes for the year, mainly driven by the growth of the ready-to-drink tea brand *Nestea*.

Income from Operations. Gross profit totaled Ps. 2,478 million in 2006, representing a gross margin of 37.9% as compared to 40.3% in 2005, a decrease of 240 basis points. This decline was a result of higher raw material prices, salary increases ahead of inflation and higher packaging costs. Higher packaging costs were driven by a shift in packaging mix towards non-returnable presentations, which grew as a percentage of our total sales volume to 81.1% in 2006 from 72.2% in 2005.

Operating expenses increased 10.4% in 2006 due to salary increases implemented during the year and higher maintenance and freight costs. Operating income totaled Ps. 169 million in 2006, a decrease from Ps. 276 million in 2005, resulting in an operating margin of 2.6% as compared to 4.7% in 2005. The decrease was a result of a reduction in gross profit and increases in operating expenses.

Argentina

Total Revenues. Total revenues in Argentina reached Ps. 3,281 million, a 6.2% increase as compared to 2005, driven by sales volume growth, which more than compensated for average price per unit case decline. During 2006, our average price per unit case declined 0.9% as compared to the previous year, to Ps. 19.68 from Ps. 19.85 in 2005, product mix shift towards core and premium brands in single-serve packages, which carry higher average prices per unit case, partially offset yearly inflation.

Total sales volume reached 164.9 million unit cases in 2006, an increase of 9.9% over 2005. In 2006, volume growth came from our core and premium brands, which more than offset the volume decline of our value protection brands, which decreased from 13.3% of total volume in 2005 to 12.1% in 2006. The *Coca-Cola* brand accounted for over 65% of our incremental volumes in the year and flavored carbonated beverages represented the majority of the balance. Non-carbonated beverages, excluding non-flavored bottled water, more than doubled in sales volume during the year from a very low base in 2005, driven by incremental volume growth in the juice-based and flavored water products under the *Cepita* brand and the introduction of a no-calorie flavored water product under the *Dasani* brand.

Income from Operations. Gross profit totaled Ps. 1,292 million in 2006, an increase of 6.4% as compared with the previous year. Increases in labor costs and higher resin and sweetener prices were offset by higher fixed-cost absorption due to higher revenues, resulting in a stable gross margin of 39.4% in 2006 compared with a 39.3% gross margin in 2005.

Operating expenses increased 16.7% in 2006 as compared to 2005, mainly due to higher freight costs and salaries, resulting in a 10.1% decline in our operating income to Ps. 419 million as compared to the previous year. Our operating income margin decreased 230 basis points to 12.8% in 2006 from 15.1% in 2005.

Brazil

In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A., or Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume is not included in our sales volume for the 2006 period, although net sales and costs from beer sales are recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes or record net sales and costs in our income statement. Instead, the net amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information for 2006 and 2005 is not comparable.

Net Revenues. Net revenues in Brazil reached Ps. 7,879 million in 2006, an increase of 18.5% as compared to 2005. Excluding beer, net revenues increased 8.4% to Ps. 7,014 million in 2006, as compared to the same period of 2005. Volume growth accounted for more than 75% of the incremental net revenues excluding beer. Excluding beer, average price per unit case increased 1.8% to Ps. 26.10 during 2006, driven by a product mix shift towards the core brands, which carry higher average prices per unit case. Total revenues from beer were Ps. 865 million in 2006.

Total sales volume excluding beer increased 6.4% to 268.7 million unit cases in 2006. The majority of this growth came from our carbonated soft drinks, which contributed to over 80% of our incremental volumes, with non-flavored bottled water growth representing the balance. Carbonated soft drinks posted a 5.7% growth in 2006, driven by *Coca-Cola* brand. During 2006, returnable presentations reached 10.5% of our total sales volume, as compared to 8.1% in 2005 driven by the successful performance of the 1.0 liter returnable glass presentation for the *Coca-Cola* brand and the introduction of the *Fanta* brand in the same presentation. Non-flavored bottled water sales volume grew 13% for the year, driven by an increased marketing and execution focus on our proprietary still bottled water brand *Crystal*.

Income from Operations. Gross profit totaled Ps. 3,337 million in 2006, an increase of 6.8% as compared to 2005, in spite of higher costs per unit cases driven by the inclusion of beer costs and increases in sugar prices year over year, which were partially offset by the appreciation of the Brazilian real against the U.S. dollar, as applied to our raw material costs denominated in U.S. dollars. Our gross margin was 42.2% in 2006.

Operating income reached Ps. 1,138 million, an increase of 10% as compared to 2005, mainly driven by top line growth, resulting in an operating income margin of 14.4% in 2006. Operating expenses as a percentage of sales declined 360 basis points to 27.8%, mainly due to improved operating leverage from an increase in sales volume and the implementation of better commercial practices.

Corporate Governance

Coca-Cola FEMSA prides itself on its standards of corporate governance and the quality of its disclosures. We are among the leaders in compliance of the Best Corporate Practices Code established by the Mexican Entrepreneurial Counsel. In our new operations, we have applied the same strict standards and will continue to do so. We believe that the independence of our directors provides an invaluable contribution to the decision-making process in our corporation and to shareholder value protection.

On our website, www.coca-colafemsa.com, we maintain a list of the significant ways in which our corporate governance practices ruled under Mexican regulations differ from those followed by US companies under New York Stock Exchange listing standards.

Environmental statement

Coca-Cola FEMSA is dedicated to the principles of sustainable development. While the Company's environmental impact is small, Coca-Cola FEMSA is committed to managing that impact in a positive manner. Compliance, waste minimization, pollution prevention and continuous improvement are hallmarks of the Company's environmental management system. The Company has achieved significant progress in areas such as recovery and recycling, water and energy conservation and wastewater quality. These efforts simultaneously help Coca-Cola FEMSA to protect the environment and to advance its business.

Management's responsibility for internal control

The management of Coca-Cola FEMSA is responsible for the preparation and integrity of the accompanying consolidated financial statements and for maintaining a system of internal control. These checks and balances serve to provide reasonable assurance to shareholders, to the financial community, and to other interested parties that transactions are executed in accordance with management authorization, that accounting records are reliable as a basis for the preparation of the consolidated financial statements, and that assets are safeguarded against loss from unauthorized use or disposition.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system is based on an organizational structure that efficiently delegates responsibilities and ensures the selection and training of qualified personnel. In addition, it includes policies, which are communicated to all personnel through appropriate channels. This system of internal control is supported by an ongoing internal audit function that reports its findings to management throughout the year. Management believes that to date, the internal control system of the Company has provided reasonable assurance that material errors or irregularities have been prevented or detected and corrected within a timely period.

Independent Auditors' Report

Deloitte.

To the Board of Directors and Stockholders of Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. (previously Coca-Cola FEMSA, S.A. de C.V., a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2006, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican financial reporting standards.

Mexican financial reporting standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of stockholders' equity as of December 31, 2006 and 2005, to the extent summarized in Note 26.

As disclosed in Note 25 i) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)", effective December 31, 2006.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu



C.P.C. Jorge Alamillo Sotomayor

Mexico City, Mexico
February 21, 2007

Consolidated Balance Sheets

At December 31, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and millions of constant Mexican pesos (Ps.) as of December 31, 2006

	2006		2005
Assets			
Current Assets:			
Cash and cash equivalents	$ 414	Ps. 4,473	Ps. 2,122
Accounts receivable	250	2,697	2,730
Recoverable taxes	49	535	515
Inventories	259	2,797	2,552
Other current assets	53	570	417
Total current assets	1,025	11,072	8,336
Investment in shares	38	410	469
Property, plant and equipment, net	1,840	19,876	19,697
Intangible assets	3,667	39,599	39,211
Other assets	218	2,350	1,941
Deferred income tax asset	159	1,717	1,380
TOTAL ASSETS	$ 6,947	Ps. 75,024	Ps. 71,034

	2006		2005
Liabilities and Stockholders' Equity			
Current Liabilities:			
Bank loans	$ 101	Ps. 1,091	Ps. 715
Current maturities of long-term debt	192	2,079	3,975
Interest payable	25	270	340
Suppliers	478	5,164	4,957
Taxes payable	90	976	1,031
Accounts payable	168	1,811	1,455
Accrued expenses and other liabilities	61	655	491
Total current liabilities	1,115	12,046	12,964
Long-Term Liabilities:			
Bank loans	1,499	16,181	16,315
Deferred income tax liability	147	1,584	1,063
Labor liabilities	80	862	821
Contingencies and other liabilities	265	2,867	3,165
Total long-term liabilities	1,991	21,494	21,364
Total liabilities	3,106	33,540	34,328
Stockholders' Equity:			
Minority interest in consolidated subsidiaries	112	1,214	1,070
Majority interest:			
Capital stock	278	3,003	3,003
Additional paid-in capital	1,190	12,850	12,850
Retained earnings	2,064	22,289	18,246
Net income	452	4,883	4,759
Cumulative other comprehensive (loss)	(255)	(2,755)	(3,222)
Majority interest	3,729	40,270	35,636
Total stockholders' equity	3,841	41,484	36,706
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,947	Ps. 75,024	Ps. 71,034

The accompanying notes are an integral part of these consolidated balance sheets.
Mexico City, Mexico, February 21, 2007.

Carlos Salazar Lomelín
Chief Executive Officer

Héctor Treviño Gutiérrez
Chief Financial Officer

Consolidated Income Statements

For the years ended December 31, 2006, 2005 and 2004.
Amounts expressed in millions of U.S. dollars ($) and millions of constant Mexican pesos (Ps.) as of December 31, 2006, except per share data

	2006		2005	2004
Net sales	$ 5,328	Ps. 57,539	Ps. 53,601	Ps. 50,899
Other operating revenues	18	199	396	377
Total revenues	5,346	57,738	53,997	51,276
Cost of sales	2,796	30,196	27,522	26,227
Gross profit	2,550	27,542	26,475	25,049
Operating expenses:				
Administrative	297	3,201	3,026	3,033
Selling	1,378	14,885	14,231	13,557
	1,675	18,086	17,257	16,590
Income from operations	875	9,456	9,218	8,459
Integral result of financing:				
Interest expense	197	2,124	2,591	2,753
Interest income	(29)	(315)	(311)	(317)
Foreign exchange loss (gain)	21	229	(199)	42
(Gain) on monetary position	(94)	(1,016)	(853)	(1,627)
Market value loss on ineffective portion of derivative financial instruments	10	113	53	–
	105	1,135	1,281	851
Other expenses, net	61	661	336	432
Income before taxes and employee profit sharing	709	7,660	7,601	7,176
Taxes and employee profit sharing	241	2,607	2,741	1,201
Income before cumulative effect of change in accounting principle	468	5,053	4,860	5,975
Cumulative effect of change in accounting principle, net of taxes	–	–	(23)	–
Consolidated net income	$ 468	Ps. 5,053	Ps. 4,883	Ps. 5,975
Net majority income	452	4,883	4,759	5,946
Net minority income	16	170	124	29
Consolidated net income	$ 468	Ps. 5,053	Ps. 4,883	Ps. 5,975
Net majority income (U.S. dollars and constant Mexican pesos) per share:				
Before change in accounting principle	$ 0.24	Ps. 2.64	Ps. 2.57	Ps. 3.22
Cumulative effect of change in accounting principle	–	–	0.01	–
Net majority income	$ 0.24	Ps. 2.64	Ps. 2.58	Ps. 3.22

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2006, 2005 and 2004.
Amounts expressed in millions of U.S. dollars ($) and millions of constant Mexican pesos (Ps.) as of December 31, 2006

	2006		2005	2004
Resources Generated by (Used in) Operating Activities:				
Consolidated net income	$ 468	Ps. 5,053	Ps. 4,883	Ps. 5,975
Depreciation	139	1,504	1,419	1,390
Amortization and other non-cash charges	189	2,037	1,349	940
	796	8,594	7,651	8,305
Working capital:				
Accounts receivable	3	33	(329)	(152)
Inventories	(47)	(504)	(51)	(356)
Other current assets and recoverable taxes, net	(16)	(173)	22	572
Suppliers	19	207	151	412
Accounts payable and other current liabilities	37	395	(557)	(83)
Labor liabilities	(8)	(89)	(50)	(68)
Net resources generated by operating activities	784	8,463	6,837	8,630
Resources (Used in) Investing Activities:				
Property, plant and equipment, net	(189)	(2,044)	(1,524)	(1,690)
Investment in shares and long-term accounts receivable	(42)	(453)	(59)	161
Other assets	(53)	(571)	(695)	(472)
Net resources (used in) investing activities	(284)	(3,068)	(2,278)	(2,001)
Resources Generated by (Used in) Financing Activities:				
Bank loans paid during the year	(78)	(841)	(4,702)	(4,406)
Amortization in real terms of long-term liabilities	(75)	(812)	(1,228)	(1,730)
Notes payable and other liabilities	(49)	(525)	44	(1)
Dividends declared and paid	(66)	(716)	(662)	(580)
Increase in minority interest	-	-	-	484
Increase in capital stock	-	-	-	3
Cumulative translation adjustment	(14)	(150)	44	263
Net resources (used in) financing activities	(282)	(3,044)	(6,504)	(5,967)
Cash and cash equivalents:				
Net increase (decrease)	218	2,351	(1,945)	662
Initial balance	196	2,122	4,067	3,405
Ending balance	$ 414	Ps. 4,473	Ps. 2,122	Ps. 4,067

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2006, 2005 and 2004
Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2006

	Capital Stock	Additional Paid-in Capital
Balances at December 31, 2003	Ps. 3,003	Ps. 12,847
Transfer of prior year net income		
Increase in minority interest		
Dividends declared and paid		
Increase in capital stock		3
Comprehensive income		
Balances at December 31, 2004	3,003	12,850
Trasfer of prior year net income		
Dividends declared and paid		
Comprehensive income		
Balances at December 31, 2005	3,003	12,850
Transfer of prior year net income		
Dividends declared and paid		
Comprehensive income		
Balances at December 31, 2006	Ps. 3,003	Ps. 12,850

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Retained Earnings	Net Income	Cumulative Other Comprehensive (Loss)	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity
Ps. 10,646	Ps. 2,896	Ps. (2,997)	Ps. 188	Ps. 26,583
2,896	(2,896)			-
			484	484
(580)				(580)
				3
	5,946	481	108	6,535
12,962	5,946	(2,516)	780	33,025
5,946	(5,946)			-
(662)				(662)
	4,759	(706)	290	4,343
18,246	4,759	(3,222)	1,070	36,706
4,759	(4,759)			-
(716)				(716)
	4,883	467	144	5,494
Ps. 22,289	Ps. 4,883	Ps. (2,755)	Ps. 1,214	Ps. 41,484

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006

Note 1. Activities of the Company and Significant Events.

Coca-Cola FEMSA, S.A.B. de C.V. ("Coca-Cola FEMSA") is a Mexican corporation, whose main activity is the acquisition, holding and transferring all of types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") (53.7% of its capital stock, 63% of its voting shares), and The Coca-Cola Company ("TCCC") which indirectly owns 31.6% of its capital stock (37% of the voting shares). The remaining 14.7% of Coca-Cola FEMSA's shares trade on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV:KOFL) and the New York Stock Exchange, Inc. (NYSE:KOF).

On November 6, 2006, Coca-Cola FEMSA announced the conclusion of the acquisition on the part of FEMSA, through its subsidiary Compañía Internacional de Bebidas S.A. de C.V., of 148,000,000 Series "D" shares of Coca-Cola FEMSA from certain subsidiaries of TCCC that represent 8.02% of Coca-Cola FEMSA's capital stock, at a cost of 2.888 dollars per share, for a total of $427.4. The purchase of these shares was completed on November 3, 2006, in compliance with the agreement between FEMSA and TCCC related to the acquisition of Panamerican Beverages, Inc. ("Panamco") by Coca-Cola FEMSA in 2003. After this transaction, the capital stock of Coca-Cola FEMSA is held as mentioned above. This transaction does not represent any change in the control or management of Coca-Cola FEMSA.

Coca-Cola FEMSA and its subsidiaries (the "Company"), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trade beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

On December 5, 2006, Coca-Cola FEMSA announced a change in its name from Coca-Cola FEMSA, S.A. de C.V. (Coca-Cola FEMSA, Sociedad Anónima de Capital Variable) to Coca-Cola FEMSA, S.A.B. de C.V. (Coca-Cola FEMSA, Sociedad Anónima Bursátil de Capital Variable).

Note 2. Basis of Presentation.

The consolidated financial statements of the Company are prepared in accordance with "Normas de Información Financiera" (Mexican Financial Reporting Standards or "Mexican FRS"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"), as further explained in Note 25. A reconciliation from Mexican FRS to U.S. GAAP is included in Note 26.

The consolidated financial statements are stated in millions of Mexican pesos ("Ps."). The translation of Mexican pesos into U.S. dollars ("$") is included solely for the convenience of the reader, using the noon buying rate exchange rate published by Bank of New York of 10.7995 Mexican pesos per U.S. dollar as of December 31, 2006.

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend requiring this function be performed by an independent entity. Accordingly, the task of establishing financial reporting standards in Mexico, which included bulletins and circulars issued by the IMCP, was transferred to the CINIF.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

Certain amounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2006. Those amounts are related to the presentation of restricted cash in other current assets rather than cash and cash equivalents, and the presentation of non-strategic spare parts as inventories, rather than property, plant and equipment.

Note 3. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in the currency of the country where they are located and in accordance with accounting principles generally accepted in each country. For incorporation into the Coca-Cola FEMSA consolidated financial statements, each foreign subsidiary's individual financial statements are adjusted to Mexican FRS, including restatement into local currency of constant purchasing power by applying inflation factors of the country of origin, and are subsequently translated into Mexican pesos using the exchange rate in effect at the date of the most recent consolidated balance sheet presented.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and recorded directly in stockholders' equity as part of other comprehensive income.

The accounting treatment for the integral result of financing when the Company designates a net investment in an acquired foreign subsidiary as an economic hedge to finance its acquisition is as follows:

- The foreign exchange gain or loss, net of taxes, is recorded as part of the cumulative translation adjustment to the extent the net investment in the foreign subsidiary covers the debt. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing; and
- The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in that subsidiary covers the debt outstanding. The monetary position result corresponding to the unhedged portion of such debt is calculated using the inflation factors of the country of the company that enters into the financing. The total effect is recorded in the integral result of financing.

As of the date of these consolidated financial statements, the Company has not designated any investment in a foreign subsidiary as an economic hedge.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with the financing of intercompany foreign currency denominated balances that are considered a long-term investment since settlement is not planned or anticipated in the foreseeable future are recorded in the cumulative translation adjustment in stockholders' equity, net of the related tax effect, as part of other comprehensive income.

Note 4. Significant Accounting Policies.

The Company's accounting policies are in accordance with Mexican FRS, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

- Restating non-monetary assets such as inventories, fixed assets, other assets and intangibles, including related costs and expenses when such assets are consumed or depreciated;
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of the appropriate inflation factors;
- Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon the inflation factors; and
- Including in the integral result of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying the inflation factors of the country of origin and the exchange rate in effect at the date of the most recent consolidated balance sheet presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less.

As of December 31, 2006, the Company has restricted cash classified as other account receivable of Ps. 243 denominated in Venezuelan bolivars and Ps. 7 denominated in Brazilian reals; pledged principally as collateral of accounts payable to suppliers. These amounts are classified in other current assets due to their short-term nature. As of December 31, 2005, the Company had restricted cash of Ps. 84 denominated in Venezuelan bolivars.

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intra-plant transfer costs.

d) Other Current Assets:
Other current assets are comprised of payments for services that will be received over the next 12 months, restricted cash and the market value of short-term derivative financial instruments.

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, prepaid insurance and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally one year.

e) Property, Plant and Equipment:
Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except returnable bottles and cases (see Note 4 f), are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated using the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their salvage values. The Company, together with independent appraisers, estimates depreciation rates, considering the estimated remaining useful lives of the assets.

Beginning January 2006, Mexico, Venezuela and Argentina discontinued consideration of the salvage values of property, plant and equipment when calculating depreciation, and Mexico and Venezuela prospectively extended the useful lives of their machinery and equipment by one or two years effective as of such date. The net effect of the above mentioned changes represented additional depreciation expense of Ps. 37.

The estimated useful lives of the Company's principal assets are as follows:

	2006	2005
Buildings and construction	47	47
Machinery and equipment and strategic spare parts	17	16
Distribution equipment	12	11
Other equipment	7	7

f) Returnable Bottles and Cases:
Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies them as property, plant and equipment.

There are two types of returnable bottles and cases:

- Those that are in the Company's control in its facilities or under a loan agreement with customers, which are referred to as bottles and cases in plant and distribution centers; and
- Those that have been placed in the hands of customers, which are referred to as bottles and cases in the market.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2006, 2005 and 2004 breakage expense amounted to Ps. 514, Ps. 588 and Ps. 464, respectively.

The Company's returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year.

The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately four years for returnable glass bottles and plastic cases, and one year for returnable plastic bottles.

g) Investment in Shares:
Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value, if they have an observable market value, or based upon the inflation factors of the country of origin.

h) Other Assets:
Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

- Refrigeration equipment, which is initially recorded at the cost acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately seven years for Mexico in 2006 and five years in 2005 and 2004, and five years for all other countries (lives to be revised in 2007). The change in the estimated useful life of Mexican refrigeration equipment beginning January 1, 2006 is based on internal studies performed by management. This change in accounting estimate is accounted for prospectively from the date of the change. The impact of the change in estimate for 2006 was a reduction of Ps. 127 in amortization expense. Major refrigeration equipment repairs were initiated in Mexico in 2004. These repairs are capitalized, and amortized over a two-year period net of the undepreciated value of the parts replaced.
- Agreements with customers for the right to sell and promote the Company's products during certain periods of time. The majority of the agreements have a term of more than one year, and the related costs are amortized under the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2006, 2005 and 2004, such amortization amounted to Ps. 277, Ps. 287 and Ps. 302, respectively. The cost of agreements with a term of less than one year is recorded as a reduction of net sales when incurred.
- Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period.

i) Intangible Assets:
These assets represent payments whose benefits will be received in future years. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of information technology and management systems costs incurred during the development stage. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Intangible assets with indefinite useful lives are not amortized and are subject to periodic impairment testing. The Company's intangible assets with indefinite useful lives mainly consist of the Company's rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years and are automatically renewable for 10-year terms, subject to non-renewal by either party. These agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying inflation factors of the country of origin using the exchange rate in effect at the date of the most recent balance sheet presented.

j) Impairment of Long-Lived Assets:
The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, other assets and indefinite life intangible assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

Impairment charges regarding long-lived assets and goodwill are recognized in other expenses.

k) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company's refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 1,164, Ps. 1,016 and Ps. 1,018 during the years ended December 31, 2006, 2005 and 2004, respectively.

l) Labor Liabilities:
Beginning January 1, 2005, revised Bulletin D-3 establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on the Company's severance indemnity history of the last three to five years. Labor liabilities include obligations for pension and retirement plans, seniority premiums and beginning in 2005 severance indemnity liabilities, all based on an actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The cost for the year of labor liabilities is charged to income form operations.

Unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years since 1996, and 19 years for severance indemnities since 2005.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts with the employees named as beneficiaries.

Severance indemnities resulting from non replaced positions are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2006, 2005 and 2004, these payments amounted to Ps. 43, Ps. 76 and Ps. 100, respectively.

m) Revenue Recognition:
Revenue is recognized upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

n) Operating Expenses:
Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system costs.

Selling expenses include:

- Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2006, 2005 and 2004, these distribution costs amounted to Ps. 7,816, Ps. 7,433 and Ps. 7,031, respectively;
- Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and
- Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

o) Income Tax, Tax on Assets and Employee Profit Sharing:
Income tax and employee profit sharing are charged to results as they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability. Deferred employee profit sharing is derived from temporary differences between the accounting result and income for employee profit sharing purposes and is recognized only when it can be reasonably assumed that the temporary differences will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse. Deferred tax assets and liabilities arising from different tax jurisdictions are not offset.

The deferred tax provision included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, restated in currency of the current year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account.

FEMSA has authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on assets returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the Company and all the foreign countries subsidiaries have been determined on the basis of the taxable income of each individual company.

p) Integral Result of Financing:
The integral result of financing includes:

- Interest: Interest income and expenses are recorded when earned or incurred, respectively;
- Foreign Exchange Loss (Gain): Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted using the exchange rate in effect at the date of the most recent balance sheet presented, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3); and
- (Gain) Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.
- Market Value (Gain) Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments defined as hedges that do not meet the hedging criteria for accounting purposes.

q) Derivative Financial Instruments:
On January 1, 2005, Bulletin C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities) went into effect. Accordingly, the Company values and records all derivative financial instruments and hedging activities (including certain derivative financial instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at their fair value. Changes in the fair value of derivative financial instruments are recorded each year in the net income or as part of other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge.

Prior to Bulletin C-10, the Company's derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair value were disclosed in the notes to the financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument's initial value and fair value was previously recorded in the income statement.

The initial effect of adopting of Bulletin C-10 resulted in the recognition of a net asset for derivative financial instruments of Ps. 219, with a corresponding increase of Ps. 66 in the deferred income tax liability; Ps. 23 of income was recorded in the income statement as a change in accounting principle, net of deferred taxes, and Ps. 130 was recorded in other comprehensive income, net of deferred taxes.

The Company formally documents all derivative financial instruments entered into for hedging purposes and performs the required effectiveness test in order to determine hedge effectiveness.

r) Cumulative Other Comprehensive Loss:
The cumulative balances of the components of other comprehensive loss are as follows:

	2006	2005
Cumulative result of holding non-monetary assets	Ps. (785)	Ps. (1,305)
Loss on cash flow hedges	(141)	(252)
Cumulative translation adjustment	(1,793)	(1,643)
Additional labor liability over unrecognized net transition obligation	(36)	(22)
	Ps. (2,755)	Ps. (3,222)

The cumulative result of holding non-monetary assets represents the sum of the difference between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effects on the income statement when the assets are consumed or depreciated, net of the corresponding deferred income tax effect.

s) Provisions:
Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

t) Issuances of Subsidiary Stock:
The Company recognizes issuances of a subsidiary's stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

Note 5. Accounts Receivable.

	2006	2005
Trade	Ps. 2,401	Ps. 2,055
Allowance for doubtful accounts	(122)	(120)
Notes receivable	89	77
The Coca-Cola Company	179	422
Loans to employees	26	28
Travel advances to employees	12	8
Insurance claims	9	7
Other	103	253
	Ps. 2,697	Ps. 2,730

The changes in the allowance for doubtful accounts are as follows:

	2006	2005	2004
Initial balance	Ps. 120	Ps. 149	Ps. 139
Provision for the period	45	30	95
Write-off of uncollectible accounts	(32)	(52)	(79)
Restatement of the initial balance	(11)	(7)	(6)
Ending balance	Ps. 122	Ps. 120	Ps. 149

Note 6. Inventories.

	2006	2005
Finished products	Ps. 772	Ps. 708
Raw materials	1,277	1,127
Advances to suppliers	69	45
Work in process	22	20
Advertising and promotional materials	2	5
Stock in transit	374	314
Spare parts	315	221
Packing material	41	114
Allowance for obsolescence	(75)	(2)
	Ps. 2,797	Ps. 2,552

Note 7. Other Current Assets.

	2006	2005
Restricted cash	Ps. 250	Ps. 84
Derivative financial instruments	167	168
Advertising and promotional expenses	93	81
Prepaid insurance	16	13
Prepaid services	7	55
Other	37	16
	Ps. 570	Ps. 417

The advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2006, 2005 and 2004 amounted to Ps. 1,747, Ps. 1,691 and Ps. 1,768, respectively.

Note 8. Property, Plant and Equipment.

	2006	2005
Land	Ps. 2,712	Ps. 2,737
Buildings, machinery and equipment	30,204	29,976
Accumulated depreciation	(15,231)	(15,078)
Construction in progress	751	581
Returnable bottles and cases	1,164	1,130
Strategic spare parts	110	152
Long-lived assets stated at realizable value	166	199
	Ps. 19,876	Ps. 19,697

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business, comprised of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, have been recorded at their estimated realizable value without exceeding their restated acquisition cost, are as follows:

	2006	2005
Colombia	Ps. 108	Ps. 107
Venezuela	30	61
Costa Rica	28	31
	Ps. 166	Ps. 199
Land	Ps. 81	Ps. 95
Buildings	64	76
Equipment	21	28
	Ps. 166	Ps. 199

As a result of the sale of the certain non-strategic assets, the Company recognized gains of Ps. 15 and Ps. 9 for the years ended December 31, 2006 and 2005, respectively; in 2004 the Company did not dispose of any of these assets.

Note 9. Investment in Shares.

Company	Ownership	2006	2005
Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") [1]	23.11%	Ps 108	Ps. 156
KSP Participações, S.A. [1]	38.74%	95	92
Industria Mexicana de Reciclaje, S.A. de C.V. [1]	35.00%	80	86
Compañía de Servicios de Bebidas Refrescantes, S.A. de C.V. ("Salesko") [1]	26.00%	17	21
Beta San Miguel, S.A. de C.V. ("Beta San Miguel") [2]	2.54%	67	67
Complejo Industrial Can, S.A. ("CICAN") [1]	48.10%	38	39
Other investments [2]	Various	5	8
		Ps. 410	Ps. 469

Valuation method:
[1] Equity method.
[2] Restated acquisition cost (there is no readily determinable market value).

Note 10. Other Assets.

	2006	2005
Refrigeration equipment	Ps. 6,082	Ps. 5,241
Accumulated amortization of refrigeration equipment	(4,658)	(4,039)
Agreements with customers, net	212	204
Leasehold improvements, net	50	18
Long-term accounts receivable	46	104
Additional labor liabilities (see Note 14)	256	157
Derivative financial instruments	27	36
Commissions	21	31
Other	314	189
	Ps. 2,350	Ps. 1,941

Note 11. Intangible Assets.

	2006	2005
Intangible assets with indefinite useful lives:		
Rights to produce and distribute Coca-Cola trademark products:		
Territories of México [1], Central America [2], Venezuela, Colombia and Brazil	Ps. 38,957	Ps. 38,657
Buenos Aires, Argentina	227	217
Tapachula, Chiapas	126	126
Compañía Latinoamericana de Bebidas	88	-
Intangible assets with finite useful lives:		
Cost of systems implementation	201	211
	Ps. 39,599	Ps. 39,211

[1] Includes the Golfo and Bajio regions.
[2] Includes Guatemala, Nicaragua, Costa Rica and Panama.

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization			
	Initial	Additions	Initial	For the Period	Total	Estimated Amortization Per Year
2006:						
Cost of systems implementation	Ps. 309	Ps. 64	Ps. (98)	Ps. (74)	Ps. 201	Ps. 88
2005:						
Cost of systems implementation	Ps. 154	Ps. 155	Ps. (65)	Ps. (33)	Ps. 211	Ps. 74

Note 12. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances		2006		2005
Assets (accounts receivable)	Ps.	330	Ps.	588
Liabilities (suppliers and other liabilities)		2,504		1,840

Transactions		2006		2005		2004
Income:						
Sales and other revenues	Ps.	687	Ps.	637	Ps.	294
Expenses:						
Purchase of raw material and operating expense from FEMSA and Subsidiaries		3,643		2,524		2,208
Purchase of concentrate from The Coca-Cola Company		9,298		8,328		7,767
Purchase of sugar from Beta San Miguel		516		598		985
Purchase of canned products from IEQSA and CICAN		785		617		509
Purchases of crown caps from Tapón Corona, S.A. [1]		–		122		223
Purchases of sugar and caps from Promotora Mexicana de Embotelladores, S.A. de C.V.		833		1,300		2,151
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.)		32		175		174
Interest expense to The Coca-Cola Company		54		12		15
Interest expense related to long-term debt at BBVA Bancomer, S.A. [2]		–		–		181
Others		11		16		21

[1] During 2006 Coca-Cola FEMSA had no ownership in this Company.

[2] As of December 31, 2006 and 2005 the Company has no members of our Board of Directors or senior management as members of the board of directors or senior management of the counterparties to these transactions.

Note 13. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

Balances		Applicable Exchange Rate [1]		Short-Term		Long-Term		Total
December 31, 2006:	Assets	10.8755	$	20	$	1	$	21
	Liabilities			69		516		585
December 31, 2005:	Assets	10.7109	$	77	$	–	$	77
	Liabilities			239		486		725

[1] Mexican pesos per one U.S. dollar.

Transactions		2006		2005		2004
Revenues	$	7	$	18	$	9
Expenses:						
Purchases of raw materials		173		156		145
Interest		51		54		39
Other		30		14		19
	$	254	$	224	$	203

As of February 21, 2007 the issuance date of these consolidated financial statements, the exchange rate was 10.9778 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2006.

Note 14. Labor Liabilities.

a) Assumptions:

The 2006 and 2005 actuarial calculations for pension and retirement plans, seniority premiums, and severance indemnity liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

	Real Rates	
	2006	2005 [1]
Annual discount rate [1]	4.5%	4.5%
Salary increase [1]	1.5%	1.5%
Return on assets [1]	4.5%	4.5%
Measurement date	December 2006	November 2005

[1] As of December 31, 2005 the rates in Mexico only were 6%, 2% and 6%, respectively.

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) or Treasure Bonds of each country for other investments and the expectations of long-term returns of the actual investments of the Company.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Severance Indemnities
2007	Ps. 68	Ps. 3	Ps. 45
2008	52	4	34
2009	49	4	30
2010	47	4	28
2011	60	5	25
2012 to 2016	223	37	83

b) Balances of the Liabilities:

	2006	2005
Pension and retirement plans:		
Vested benefit obligation	Ps. 286	Ps. 285
Non-vested benefit obligation	551	478
Accumulated benefit obligation	837	763
Excess of projected benefit obligation over accumulated benefit obligation	167	112
Projected benefit obligation	1,004	875
Pension plan funds at fair value	(357)	(336)
Unfunded projected benefit obligation	647	539
Unrecognized net transition obligation	-	(13)
Unrecognized actuarial net gain (loss)	(139)	62
	508	588
Additional labor liability	73	17
Total	581	605
Seniority premiums:		
Vested benefit obligation	20	19
Non-vested benefit obligation	40	29
Accumulated benefit obligation	60	48
Excess of projected benefit obligation over accumulated benefit obligation	7	10
Unfunded projected benefit obligation	67	58
Unrecognized net transition obligation	-	(2)
Unrecognized actuarial net loss	(32)	(26)
	35	30
Additional labor liability	30	30
Total	65	60
Severance indemnities:		
Accumulated benefit obligation	216	156
Excess of projected benefit obligation over accumulated benefit obligation	15	16
Projected benefit obligation	231	172
Unrecognized net transition obligation	(152)	(165)
Unrecognized actuarial net loss	(68)	-
	11	7
Additional labor liability	205	149
Total	216	156
Total labor liabilities	Ps. 862	Ps. 821

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current period.

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded as an intangible included in other assets up to an amount of the unrecognized net transition obligation (see Note 10) and the difference was recorded in other comprehensive income of Ps. 52 in 2006 and Ps. 39 in 2005.

c) Trust Assets:

Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2006	2005
Fixed Return:		
Traded securities	7%	6%
Bank instruments	1%	2%
Federal government instruments	54%	55%
Variable Return:		
Publicly traded shares	38%	37%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments for Mexican investment and treasury bonds of each country for other investments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other multinational companies that manage long-term funds.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

		2006		2005
Portfolio:				
FEMSA	Ps.	2	Ps.	2

d) Cost for the period:

		2006		2005		2004
Pension and retirement plans:						
Service cost	Ps.	44	Ps.	44	Ps.	39
Interest cost		39		40		36
Expected return on trust assets		(17)		(15)		(14)
Amortization of unrecognized transition obligation		(1)		(2)		(2)
Amortization of net actuarial loss		1		1		1
		66		68		60
Seniority premiums:						
Service cost		8		9		8
Interest cost		4		3		3
Amortization of net actuarial loss		1		1		-
		13		13		11
Severance indemnities:						
Service cost		41		29		-
Interest cost		13		11		-
Amortization of unrecognized transition obligation		16		13		-
		70		53		-
	Ps.	149	Ps.	134	Ps.	71

e) Changes in the Balance of the Obligations:

		2006		2005
Pension and retirement plans:				
Initial balance	Ps.	875	Ps.	921
Service cost		44		44
Interest cost		39		40
Curtailment		(23)		-
Amendments		221		-
Actuarial gain		(108)		(30)
Benefits paid		(44)		(100)
Ending balance	Ps.	1,004	Ps.	875
Seniority premiums:				
Initial balance	Ps.	58	Ps.	58
Service cost		8		9
Interest cost		4		3
Curtailment		6		-
Actuarial loss		9		3
Benefits paid		(18)		(15)
Ending balance	Ps.	67	Ps.	58
Severance indemnities:				
Initial balance	Ps.	172	Ps.	-
Service cost		41		29
Interest cost		13		11
Amendments		47		-
Actuarial loss		20		-
Unrecognized transition obligation		-		132
Benefits paid		(62)		-
Ending balance	Ps.	231	Ps.	172

f) Changes in the Balance of the Trust Assets:

		2006		2005
Pension and retirement plans:				
Initial balance	Ps.	336	Ps.	285
Actual return on trust assets		26		52
Benefits paid		(5)		(1)
Ending balance	Ps.	357	Ps.	336

Note 15. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added ("EVA") methodology. The objective established for the executives at each entity is based on a combination of the EVA per entity and the EVA generated by the Company and FEMSA consolidated, calculated at approximately 70% and 30%, respectively.

The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase shares under the following procedures, 50% of the annual cash bonus is used to purchase FEMSA shares or options and the remaining is to be used to purchase Coca-Cola FEMSA shares or options, based on the executive's responsibility in the organization, their business' EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2006, 2005 and 2004, the bonus expense recorded amounted to Ps. 333, Ps. 243 and Ps. 256, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

Note 16. Bank Loans and Notes Payable.

As of December 31, 2006 and 2005, short-term debt consisted of revolving bank loans. The amounts and weighted average variable interest rates are as follows:

	% Interest Rate [1]		2006	% Interest Rate [1]		2005
U.S. dollars	5.6%	Ps.	141	4.7%	Ps.	6
Argentine pesos	10.6%		528	9.4%		248
Venezuelan bolivars	9.6%		422	12.1%		461
		Ps.	1,091		Ps.	715

[1] Weighted average rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and effective derivative financial instruments contracted by the Company:

	% Interest Rate [1]	2006	% Interest Rate [1]	2005
Fixed interest rate:				
U.S. dollars:				
Yankee bonds	7.3%	Ps. 3,233	7.9%	Ps. 5,576
Mexican pesos:				
Bank loans	9.9%	500	9.9%	520
Notes	10.2%	1,500	10.2%	1,561
Units of investment (UDI)		–	8.7%	1,482
Variable interest rate:				
U.S. dollars:				
Capital leases	8.7%	9	7.4%	18
Private placement	5.7%	2,447	8.8%	2,062
Mexican pesos:				
Bank loans	7.7%	4,750	9.1%	2,757
Notes	8.3%	5,656	9.8%	5,885
Colombian pesos:				
Notes	9.3%	165	8.7%	402
Guatemalan quetzals:				
Bank loans	–	–	6.5%	27
Long-term debt		18,260		20,290
Current maturities of long-term debt		2,079		3,975
		Ps. 16,181		Ps. 16,315

Financial Derivative Instruments				
Interest rate swaps variable to fixed:				
Mexican pesos:				
Bank loans:		3,646		2,757
Interest pay rate	10.3%		9.9%	
Interest receive rate	7.9%		9.1%	
Notes:		5,750		5,983
Interest pay rate	8.8%		8.8%	
Interest receive rate	8.3%		9.8%	

[1] Weighted average rate.

Maturities of long-term debt as of December 31, 2006 are as follows:

Current maturities of long-term debt	Ps. 2,079
2008	3,752
2009	3,733
2010	1,000
2011	54
2012 and thereafter	7,642
	Ps. 18,260

The Company has financing from different institutions with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

Note 17. Fair Value of Financial Instruments.

a) Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the day of the most recent balance sheet presented.

	2006	2005
Carrying value [(1)]	Ps. 18,260	Ps. 20,290
Fair value	18,479	20,690

(1) Includes current maturities of long term debt.

b) Equity Forward

A subsidiary of the Company had an equity forward contract which expired in September 2004, and generated a gain of Ps. 21, recorded in the 2004 integral cost of financing.

c) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. The net effect is included in integral cost of financing and amounted to Ps. 138, Ps. 24 and Ps. 12 for the years ended December 31, 2006, 2005 and 2004, respectively.

The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most recent balance sheet presented.

At December 31, 2006, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value
2007	Ps. 4,250	Ps. (36)
2008	3,750	(42)
2010	1,396	(123)

d) Forward Exchange Rate

The Company also has a forward exchange rate to manage the foreign exchange on its borrowings denominated in U.S. dollars. The table below summarizes this instrument:

	Maturity date	Notional amount	Fair value
U.S. dollars to Mexican pesos	2007	Ps. 1,144	Ps. 41

e) Cross Currency Swaps:

As of December 31, 2006 there are certain cross currency swap instruments that do not meet the criteria for hedge accounting purposes; consequently changes in the estimated fair value were recorded in the integral cost of financing. The table below shows the characteristics of these instruments:

	Maturity Date	Notional Amount	Fair Value
Mexican pesos to U.S. dollars	2008	Ps. 1,091	Ps. 4
Mexican pesos to U.S. dollars	2011	1,317	13
U.S. dollars to Colombian pesos	2008	435	(64)

f) Commodity Future Contracts:

The Company entered into commodity future contracts to hedge the cost of sugar. The result of the commodity future contracts was a loss of Ps. 43 during the year ended December 31, 2006, which was recorded in results of operations. The notional amount of this contract is Ps. 141.

g) Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative instruments.

The fair value is estimated based on quoted market prices to terminate the contracts at the day of the most recent balance sheet presented. The changes in the fair value were recorded in the integral cost of financing as market value on ineffective portion of derivative financial instruments.

As of December 31, 2006 and 2005 the Company has recognized the fair value of such instruments as a market value gain of Ps. 44 and Ps. 59, respectively.

Note 18. Minority Interest in Consolidated Subsidiaries.

	2006	2005
Mexico	Ps. 1,034	Ps. 914
Central America	34	29
Colombia	92	76
Brazil	54	51
	Ps. 1,214	Ps. 1,070

Note 19. Stockholders' Equity.

As of December 31, 2006 and 2005, the capital stock of Coca-Cola FEMSA was comprised of 1,846,530,000 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 821 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "A" and series "D" are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 76% of subscribed capital stock.
- Series "A" shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.
- Series "D" shares have no foreign ownership restrictions and cannot exceed 49% of the ordinary shares.
- Series "L" shares have no foreign ownerships restrictions and have limited voting and other corporate rights.

As of December 31, 2006 and 2005, Coca-Cola FEMSA's capital stock is comprised as follows:

Series of shares	Thousands of shares
A	844,078
D	731,546
L	270,906
Total	1,846,530

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

	Historical Value	Restatement	Restated Value
Capital stock	Ps. 821	Ps. 2,182	Ps. 3,003
Additional paid-in capital	9,706	3,144	12,850
Retained earnings	17,558	4,731	22,289
Net majority income	4,883	-	4,883
Cumulative other comprehensive (loss)	(1,970)	(785)	(2,755)

The net income of the Company is not subject to the legal requirement that 5% thereof be transferred to a legal reserve since such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2006, this reserve for Coca-Cola FEMSA amounted to Ps. 164 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta" ("CUFIN") or from reinvested consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Reinvertida" ("CUFINRE").

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2006, Coca-Cola FEMSA's balances of CUFIN and CUFINRE amounted to Ps. 2,914 and Ps. 897, respectively.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 8, 2006, the stockholders approved a dividend of Ps. 716 that was paid in June 2006.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 8, 2005, the stockholders approved a dividend of Ps. 662 that was paid in May 2005.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 9, 2004, the stockholders approved a dividend of Ps. 580 that was paid in May 2004.

Note 20. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the period.

Note 21. Strategic Restructuring Program.

In 2006, Coca-Cola FEMSA implemented strategic reestructuring programs in its commercial operations and recognized costs of Ps. 572, which are recognized in other expenses in the consolidated income statement. Such costs consisted of Ps. 472 of severance payments associated with ongoing benefit arrangement and Ps. 100 of other related costs to the reestructuring programs. As of the end of 2006, the Company has paid Ps. 201 and the remaining balance will be paid during 2007.

Note 22. Tax System.

a) Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

The income tax rates applicable in 2006 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory Tax Rate	Expiration (years)
Mexico	29.0%	10
Guatemala	31.0%	N/A
Nicaragua	30.0%	3
Costa Rica	30.0%	3
Panama	30.0%	5
Colombia	38.5%	5-8
Venezuela	34.0%	3
Brazil	34.0%	Indefinite
Argentina	35.0%	5

The statutory income tax rate in Mexico for the years ended December 31, 2006, 2005 and 2004 was 29%, 30% and 33%, respectively.

Beginning January 1, 2005, an amendment to the income tax law in Mexico was effective, and the principal changes were as follows:

- The statutory income tax rate decreased to 30% in 2005, and it will be reduced by one percentage point per year through 2007, down to 28%;
- The tax deduction for inventories is made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next 4 to 12 years, based on specific criteria within the tax law; and
- Paid employee profit sharing is deductible for income tax purposes.

The tax loss carryforward in other countries includes the following criteria:

- Colombia: Tax losses generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Tax losses generated after 2003 are limited to 25% of the taxable income of each year.
- Colombia: The income tax rate is reduced to 34% beginning in 2007.
- Colombia: The Colombian Tax Reform Bill applicable as of January 2007 approved a four-year extension (2007-2010) for the Net-Worth Tax in order to obtain additional resources for national security and military projects. The tax applies only for taxpayers with a net-worth higher than Col $3,000 million. The rate was increased from 0.3% to 1.2% and establishes the company's networth as of January 1, 2007 as the taxable base for each of the four years.
- Brazil: Tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

b) Tax on Assets:

The operations in Mexico, Guatemala, Nicaragua, Colombia and Argentina are subject to tax on assets. Venezuela was subject to this tax until December 31, 2004.

The Mexican tax on assets ("IMPAC") is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes future payments over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years. Since January 1, 2005, based on the amendment made to the tax law, bank loans and foreign debt will be deducted to determine the taxable base of the tax on assets.

Effective January 1, 2007 the IMPAC was reduced from 1.8 % to 1.25%, but it will be applied to the tax value of the assets, and liabilities are no longer considered to reduce the taxable base. The Company is in the process of determining the impact of the change on its consolidated income statement.

On July 1, 2004, the tax reforms were approved and published by the Congress of the Republic of Guatemala through Decree 18-4 Reforms to the Income Tax and Decree 19-04 the Law of the Extraordinary and Temporary Tax Support to the Peace Accords (Impuesto Extraordinario y Temporal de Apoyo a los Acuerdos de Paz – IETAAP). The main effects of said decrees were the following:

- The effect of new IETAAP tax, which will be calculated on 2.5% of either of the following two bases: (a) one fourth of the net assets of the gross income. In the event assets are more than four times gross income, the tax will be paid on the income basis. This tax may be credited against income tax during the following three calendar years. The rate of this tax gradually decreases; it will be 1.25% from January 2005 to June 2006 and 1% from July 2006 to December 2007. During the year 2004, the rate was reduced by 50% if the tax was paid in a month before its due date (September and December 2004).
- Implementation of a new general income tax regimen under which companies will pay 5% on their monthly taxable income as a definitive payment. The companies subject to this regimen are not subject to IETAAP. Additionally, there exists an optional regimen of 31% on taxable income. The operation in Guatemala selected the optional regimen of 31%.

In Nicaragua the tax on assets results from paying a 1% rate to total tax assets as of the end of the year, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a tax of assets is required, this tax is definitive and may not be credited in future years.

In Colombia tax on assets results from applying a 6% rate to net tax assets as of the beginning of the year to determine the basis for the alternative minimum tax, equivalent to 38.5% of such basis. This paid is paid only to the extent that it exceeds the income taxes of the year. If a tax on assets payment was required in 2001 or 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following three years. If a tax on assets is required subsequent to 2002, the amount may be credited against the excess of income tax over the tax on assets in the following five years.

Until 2004 the tax on assets in Venezuela resulted from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets adjusted for inflation. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If any year a tax on assets payment is required, this amount may be credited against the excess of income taxes over the tax on assets in the following three years.

The tax law in Argentina established a Tax on Minimum Presumptive Income ("TMPI") that result from applying a rate of 1% to certain productive assets, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment is required, this amount may be credited against the excess of income taxes over the TMPI in the following 10 years.

c) Employee Profit Sharing:
Employee profit sharing is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings and payments must to be at least 15 days of salary and up to a maximum of four months.

d) Deferred Income Tax and Employee Profit Sharing:
The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes	2006	2005
Inventories	Ps. 87	Ps. 115
Property, plant and equipment [1]	1,793	1,773
Investment in shares	7	8
Intangible and other assets	(158)	(232)
Labor cost	(106)	(121)
Tax loss carryforwards	(831)	(1,170)
Valuation allowance fox tax loss carryforwards	174	518
Other reserves	(1,099)	(1,208)
Deferred income tax, net	(133)	(317)
Deferred income tax asset	1,717	1,380
Deferred income tax liability	Ps. 1,584	Ps. 1,063

[1] Includes breakage of returnable bottles and cases

The changes in the balance of deferred income tax, net, are as follows:

	2006	2005
Initial balance	Ps. (317)	Ps. (186)
Provision for the year	253	(54)
Change in the statutory income tax rate	(38)	(59)
Result of holding non-monetary assets	(31)	(18)
Ending balance	Ps. (133)	Ps. (317)

At December 31, 2006, there are no significant non-recurring temporary differences between the accounting income for the year and the bases used for employee profit sharing. As a result, the Company did not record a provision for deferred employee profit sharing.

e) Provision for the year:

	2006	2005	2004
Current income tax	Ps. 2,103	Ps. 2,559	Ps. 2,529
Deferred income tax	253	(54)	(256)
Change in the statutory income tax rate	(38)	(59)	57
Benefit from favorable tax ruling	-	-	(1,410)
Income tax	2,318	2,446	920
Employee profit sharing	289	295	281
	Ps. 2,607	Ps. 2,741	Ps. 1,201

f) Tax Loss Carryforwards and Recoverable Tax on Assets:
As of December 31, 2006, the subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards	Recoverable Tax on Assets
2007	Ps. 1	Ps. -
2008	1	-
2009	-	1
2010	41	8
2011	-	1
2012 and thereafter	2,386	2
	Ps. 2,429	Ps. 12

Due to the uncertainty of the realization of certain tax loss carryforwards, a valuation allowance has been provided for Ps. 174. The changes in the valuation allowance are as follows:

	2006	2005
Initial balance	Ps. 518	Ps. 506
Restatement of the initial balance	(16)	(15)
Provision of the year	-	27
Maturities	(1)	-
Cancellation of provision	(327)	-
Ending balance	Ps. 174	Ps. 518

The cancellation of provision represents the reversal of the valuation allowance for certain tax loss carryforwards for which allowances had previously been recorded, based on the following:

- The Company carried out certain corporate reorganizations in some of the countries in which it operates that will allow it to take advantage of tax loss carryforwards.
- Improved operating results in Brazil, where tax losses do not expire, have resulted in revised projections that now support recognition of the benefit of the tax loss carryforwards.

The reversal of valuation allowances recognized as part of purchase accounting is recognized as a reduction of indefinite life intangibles, rather than being recognized as a reduction of income tax expense. The amounts reduced against indefinite life intangibles amount to Ps. 248 in 2006 and Ps. 0 in 2005.

Additionally, the recoverable tax on assets has been fully reserved.

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2006	2005	2004
Mexican statutory income tax rate	29.00%	30.00%	33.00%
Employee profit sharing	(1.09)	(1.13)	–
Income tax prior years	(0.66)	–	–
Gain from monetary position	(3.91)	(3.36)	(7.65)
Non-recurring gain on tax lawsuit	–	–	(20.20)
Inflationary component	3.30	3.38	7.28
Non-deductible expenses	2.13	0.62	2.33
Income taxed at other than Mexican statutory rate	2.01	1.61	0.25
Effect of change in statutory rate	0.49	(0.97)	(2.65)
Other	(1.01)	2.03	0.46
Consolidated effective income tax rate	30.26%	32.18%	12.82%

Note 23. Contingencies and Commitments.

a) Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded as other liabilities in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the Panamco acquisition. The following table presents the nature and amount of the loss contingencies recorded as other long-term liabilities as of December 31, 2006:

	Short-Term	Long-Term	Total
Tax	Ps. –	Ps. 891	Ps. 891
Legal	–	206	206
Labor	–	310	310
Total	Ps. –	Ps. 1,407	Ps. 1,407

b) Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions and tax authorities. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $26. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years the Company's Mexican, Costa Rican and Brazilian territories have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where the Company operates.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500. On September 29, 2006, the Court issued a Consolidated Omnibus Order Dismissing the Cases for Lack of Subject Matter Jurisdiction. The Authority Order granted Motion for Clarification and conclusively ruled that the Court did not have subject matter jurisdiction over any of the labor union actions, and thus all of the claims against the Company were effectively dismissed. As a result, the Court directed the Clerk of the Court to close all of the labor union actions. However, the plaintiffs have appealed this ruling.

As is customary in Brazil, the Company has been requested to secure tax contingencies currently in litigation in the amount of Ps. 694 by pledging fixed assets and contracting bonds backed by lines of credit, which cover contingencies in the amounts of Ps. 102 and Ps. 592, respectively, in favor of the tax authorities.

c) Commitments:

As of December 31, 2006, the Company has capital and operating lease commitments for the leasing of distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2006, are as follows:

	2007	2008	2009	2010	2011	2012 And thereafter	Total
Mexican pesos	Ps. 109	112	115	117	120	123	Ps. 696
Argentine pesos	5	–	–	–	–	–	5
Colombian pesos	5	3	–	–	–	–	8
Brazilian reals	59	63	67	69	18	–	276

Rental expense charged to operations amounted to approximately Ps. 315, Ps. 280 and Ps. 340 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 24. Information by Segment.

2006	Total Revenue	Capital Expenditures	Long-term Assets	Total Assets
Mexico	Ps. 30,360	Ps. 1,466	Ps. 42,368	Ps. 46,944
Central America [1]	4,142	73	5,297	6,213
Colombia	5,507	499	6,385	7,327
Venezuela	6,532	181	3,747	4,908
Brazil	7,916	187	4,776	7,413
Argentina	3,281	209	1,379	2,219
Consolidated	Ps. 57,738	Ps. 2,615	Ps. 63,952	Ps. 75,024

2005	Total Revenue	Capital Expenditures	Long-term Assets	Total Assets
Mexico	Ps. 29,662	Ps. 900	Ps. 41,578	Ps. 44,155
Central America [1]	3,636	197	5,036	6,063
Colombia	5,084	368	6,186	7,085
Venezuela	5,875	412	3,881	4,722
Brazil	6,650	204	4,667	7,067
Argentina	3,090	138	1,350	1,942
Consolidated	Ps. 53,997	Ps. 2,219	Ps. 62,698	Ps. 71,034

2004	Total Revenue	Capital Expenditures
Mexico	Ps. 28,595	Ps. 1,186
Central America [1]	3,736	173
Colombia	4,646	137
Venezuela	5,563	279
Brazil	5,865	324
Argentina	2,871	63
Consolidated	Ps. 51,276	Ps. 2,162

[1] Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 25. Differences Between Mexican FRS and U.S. GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to U.S. GAAP is presented in Note 26.

It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, "Reconocimiento de los Efectos de la Inflación en la Información Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican FRS. The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. financial reporting purposes.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements:
As explained in Note 4 a), in accordance with Mexican FRS, the financial statements for Mexican subsidiaries for prior years were restated using Mexican inflation factors and for foreign subsidiaries and affiliated companies for prior years were restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using Mexican inflation factors.

Additionally, all other U.S. GAAP adjustments for prior years have been restated based upon the SEC methodology.

b) Classification Differences:
Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

- As explained in Note 4 c), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;
- Impairment of intangible and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges, restructuring charges and employee profit sharing must be included in operating expenses under U.S. GAAP;
- Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability.
- Under Mexican FRS, restructuring costs are recorded as other expenses. For U.S. GAAP purposes, such restructuring costs are recorded as operating expenses.

c) Deferred Promotional Expenses:
As explained in Note 4 d), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:
As mentioned in Note 4 i), under Mexican FRS, until December 31, 2002, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, "Activos Intangibles" (Intangible Assets), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. In 2003 amortization of indefinite-lived intangible assets was discontinued for Mexican FRS.

As a result of the adoption of this SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

e) Restatement of Imported Equipment:
As explained in Note 4 e), under Mexican FRS, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

Under U.S. GAAP, the Company applies the regulations of the SEC, which require that all machinery and equipment, both domestic and imported, be restated using local inflation factors.

f) Capitalization of the Integral Result of Financing:
Under Mexican FRS, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with SFAS No. 34, "Capitalization of Interest Cost", if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required as a part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g) Derivative Financial Instruments:
As of January 1, 2005, in accordance with Mexican FRS, as mentioned in Note 4 q), the Company values and records all derivative instruments and hedging activities according to Bulletin C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities."

For purposes of SFAS No. 133, the Company elected not to designate its derivative instruments as hedges for accounting purposes, and accordingly, the entire effect of the mark-to market of those instruments entered into contracted before December 31, 2000 was recognized in the income statement at January 1, 2001.

The effects of the initial application of Bulletin C-10 were already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

h) Deferred Income Tax and Employee Profit Sharing:
The Company calculates its deferred income tax and employee profit sharing in accordance with Mexican FRS, which differs from SFAS No. 109 "Accounting for Income Taxes" as follows:

- Under Mexican FRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision;
- Under Mexican FRS, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and
- The differences in deferred promotional expenses, restatement of imported machinery and equipment, capitalization of the integral result of financing, derivative financial instruments and pension plan mentioned in Notes 4d, 4e and 4p) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican FRS (see Note 26).

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net		2006		2005
Deferred income tax asset, net, under Mexican FRS	Ps.	(133)	Ps.	(317)
U.S. GAAP adjustments:				
Deferred promotional expenses		(9)		(12)
Restatement of imported equipment and capitalization of financing results		153		168
Pension and retirement plants		(35)		(1)
Severance indemnities		(59)		(48)
Seniority premiums		(1)		-
Tax deduction for deferred employee profit sharing		(71)		(119)
Total U.S. GAAP adjustments		(22)		(12)
Restatement of prior year financial statements	Ps.	-	Ps.	80
Deferred income tax, net, under U.S. GAAP	Ps.	(155)	Ps.	(249)

The total deferred income tax under U.S. GAAP includes the corresponding current portion net asset as of December 31, 2006 and 2005 of Ps. (353) and Ps. (263), respectively.

Changes in the Balance of Deferred Income Tax		2006		2005
Initial balance	Ps.	(249)	Ps.	(35)
Provision for the year		229		(98)
Other cumulative comprehensive income		(135)		(116)
Ending balance	Ps.	(155)	Ps.	(249)

Reconciliation of Deferred Employee Profit Sharing, net		2006		2005
Deferred employee profit sharing under Mexican FRS	Ps.	-	Ps.	-
U.S. GAAP adjustments:				
Inventories		36		40
Property, plant and equipment, net		337		496
Deferred charges		(39)		(18)
Labor liabilities		(49)		(40)
Severance indemnities		(12)		(12)
Other reserves		(19)		(55)
Total U.S. GAAP adjustments		254		411
Deferred employee profit sharing under U.S. GAAP	Ps.	254	Ps.	411

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion net (asset) liability as of December 31, 2006 and 2005 of Ps. (1) and Ps. 16, respectively.

Changes in the Balance of Deferred Employee Profit Sharing, net		2006		2005
Initial balance	Ps.	411	Ps.	496
Provision for the year		(140)		(85)
Other cumulative comprehensive income		(17)		-
Ending balance	Ps.	254	Ps.	411

i) Labor liabilities:

Under Mexican FRS, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3 which is substantially the same as SFAS No. 87, "Employers' Accounting for Pensions," except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican FRS determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated.

The Company uses the same real interest rate for both U.S. GAAP and Mexican FRS. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment (14 years) of the Company.

Under Mexican FRS, as mentioned in Note 4 l), effective in 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, "Employers' Accounting for Postemployment Benefits", which has been effective since 1994. The Company has not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified.

Beginning in 2005, the Company applies the same considerations are required by Mexican FRS to recognize the severance indemnity liability for U.S. GAAP purposes. However, the Company believes an obligation should have been recorded since the effective date of SFAS No. 112. The cumulative effect of the severance obligation related to vested services has been recorded in the 2005 income statement since the effect is not considered to be quantitatively or qualitatively material to the Company's consolidated U.S. GAAP financial statements taken as a whole. In addition, the transition obligation has not been recorded for U.S. GAAP purposes.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)", in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in an increase in total liabilities and a decrease in stockholders' equity reported under U.S. GAAP of Ps. 2 and Ps. 51, respectively.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for seniority premiums between Mexican FRS and U.S. GAAP.

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under Mexican FRS (see Note 14).

The reconciliation of the net pension cost and pension liability is as follows:

Net Pension Cost		2006		2005		2004
Net pension cost recorded under Mexican FRS	Ps.	66	Ps.	68	Ps.	60
U.S. GAAP adjustments:						
Amortization of unrecognized transition obligation		2		1		4
Net pension cost under U.S. GAAP	Ps.	68		69	Ps.	64

Pension Liability		2006		2005
Pension liability under Mexican FRS	Ps.	581	Ps.	605
U.S. GAAP adjustments:				
Unrecognized net transition obligation		1		5
Unrecognized net actuarial loss		43		-
Reclassification pursuant to SFAS No. 158		22		-
Restatement of prior year financial statements		-		(7)
Pension liability under U.S. GAAP	Ps.	647	Ps.	603

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:

Net Severance Indemnity Cost		2006		2005		2004
Net severance indemnity cost under Mexican FRS	Ps.	70	Ps.	53	Ps.	-
U.S. GAAP adjustments:						
Amortization of unrecognized transition obligation		59		161		-
Net severance indemnity cost under U.S. GAAP	Ps.	129	Ps.	214	Ps.	-

Severance Indemnity Liability		2006		2005
Severance indemnity liability under Mexican FRS	Ps.	216	Ps.	156
U.S. GAAP adjustments:				
Unrecognized net transition obligation		152		161
Unrecognized net actuarial loss		68		-
Cancellation of the additional labor liability recorded under Mexican FRS		(205)		(148)
Restatement of prior year financial statements		-		(3)
Severance indemnity liability under U.S. GAAP	Ps.	231	Ps.	166

The reconciliation of the seniority premiums liability is as follows:

Seniority premiums liability		2006		2005
Seniority premiums liability under Mexican FRS	Ps.	65	Ps.	60
U.S. GAAP adjustments:				
Reclassification pursuant to SFAS No. 158		2		-
Seniority premiums liability under U.S. GAAP	Ps.	67	Ps.	60

The incremental effect of the SFAS No. 158 adoption on the individual line items in the December 31, 2006 consolidated U.S. GAAP balance sheet is shown in the following table:

Concept	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Assets:			
Deferred income tax asset	Ps. 1,992	Ps. 3	Ps. 1,995
Deferred profit sharing asset	92	12	104
Other assets	2,108	(64)	2,044
Total assets	Ps 75,757	Ps. (49)	Ps. 75,708
Liabilities:			
Deferred income tax liability	Ps. 1,857	Ps. (17)	Ps. 1,840
Deferred employee profit sharing liability	363	(5)	358
Labor liabilities	830	115	945
Additional labor liabilities	91	(91)	–
Total liabilities	34,235	2	34,237
Cumulative other comprehensive loss:			
Labor liabilities	(20)	(51)	(71)
Stockholders' equity	Ps. 40,308	Ps. (51)	Ps. 40,257
Total liabilities and stockholders' equity	Ps. 75,757	Ps. (49)	Ps. 75,708

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2007 are shown in the table below:

	Pension and Retirements Plans	Seniority Premiums
Net transition obligation	Ps. 1	Ps. –
Prior service cost	7	–
Net actuarial loss	2	1
	Ps. 10	Ps. 1

j) Minority Interest:
Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The U.S. GAAP adjustments shown in Note 26 a) and b) are calculated on a consolidated basis. The minority interest effect over those adjustments is not significant.

k) Statement of Cash Flows:
Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, "Statement of Cash Flows," which is presented in historical Mexican pesos, without the effects of inflation (see Note 25 l).

l) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	Ps. 4,473	Ps. 1,953
Accounts receivable	2,697	2,625
Recoverable taxes	535	483
Inventories	2,728	2,213
Other current assets	607	409
Deferred income tax and employee profit sharing	469	279
Total current assets	11,509	7,962
Investment in shares	410	459
Property, plant and equipment, net	20,472	19,867
Intangible assets	39,643	39,251
Other assets	2,044	1,741
Deferred income tax and employee profit sharing	1,630	1,243
TOTAL ASSETS	Ps. 75,708	Ps. 70,523
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Bank loans	Ps. 1,091	Ps. 643
Current maturities of long-term debt	2,079	3,964
Interest payable	270	339
Suppliers	5,164	4,803
Taxes payable	976	971
Accounts payable, accrued expenses and other liabilities	2,466	1,870
Deferred income tax and employee profit sharing	115	-
Total current liabilities	12,161	12,590
Long-Term Liabilities:		
Bank loans and notes payable	16,181	16,308
Deferred income tax and employee profit sharing	2,083	1,684
Labor liabilities	945	829
Other liabilities	2,867	2,995
Total long-term liabilities	22,076	21,816
Total liabilities	34,237	34,406
Minority interest in consolidated subsidiaries	1,214	998
Stockholders' equity	40,257	35,119
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 75,708	Ps. 70,523

Consolidated Income Statements	2006	2005	2004
Net sales	Ps. 57,539	Ps. 51,860	Ps. 49,005
Other operating revenues	229	373	346
Total revenues	57,768	52,233	49,351
Cost of sales	30,287	26,782	25,237
Gross profit	27,481	25,451	24,114
Operating expenses:			
Administrative	3,408	2,978	2,956
Selling	15,069	14,068	13,321
Restructuring	572	–	–
	19,049	17,046	16,277
Income from operations	8,432	8,405	7,837
Integral result of financing:			
Interest expense	2,097	2,551	2,721
Interest income	(315)	(291)	(286)
Foreign exchange loss (gain)	229	(285)	77
Gain on monetary position	(1,016)	(846)	(1,656)
Market value loss on ineffective portion of derivative financial instruments	113	53	–
	1,108	1,182	856
Other (income) expenses, net	(97)	87	172
Income before income taxes	7,421	7,136	6,809
Income taxes	2,332	2,378	619
Income before minority interest	5,089	4,758	6,190
Minority interest in results of consolidated subsidiaries	(170)	(123)	(25)
Net income	4,919	4,635	6,165
Other comprehensive income	935	(324)	943
Comprehensive income	Ps. 5,854	Ps. 4,311	Ps. 7,108
Net income per share [1]	2.96	2.33	3.84

[1] Expressed in constant Mexican pesos.

Consolidated Cash Flows [1]		2006		2005		2004
Cash flows from operating activities:						
Net income	Ps.	4,919	Ps.	4,635	Ps.	6,165
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Minority interest		170		124		29
Inflation effect		(692)		(379)		(730)
Depreciation		1,450		1,332		1,142
Deferred income taxes		(229)		(94)		(476)
Amortization and other non-cash charges		478		(54)		(344)
Changes in operating assets and liabilities:						
Working capital investment		181		(259)		1,012
Interest payable		(56)		12		(62)
Labor obligations		197		(188)		(64)
Net cash flows provided by operating activities		6,418		5,129		6,672
Cash flows from (using in) investing activities:						
Property, plant and equipment		(1,947)		(1,171)		(1,310)
Other assets		(655)		(883)		(539)
Net cash flows used in investing activities		(2,602)		(2,054)		(1,849)
Cash flows from financing activities:						
Bank loans		(841)		(4,556)		(3,992)
Increase in capital stock		-		-		3
Dividends declared and paid		(694)		(620)		(521)
Other financing activities		234		456		507
Net cash flows provided by (used in) financing activities		(1,301)		(4,720)		(4,003)
Cash and cash equivalents:						
Net increase (decrease)		2,515		(1,645)		820
Initial balance		1,958		3,603		2,783
Ending balance	Ps.	4,473	Ps.	1,958	Ps.	3,603
Supplemental cash flow information:						
Interest paid	Ps.	2,121	Ps.	2,187	Ps.	2,268
Income taxes and tax on assets paid		2,296		2,718		1,833

[1] Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders' Equity	2006	2005
Stockholders' equity at the beginning of the period	Ps. 35,119	Ps. 31,470
Dividends declared and paid	(716)	(662)
Other comprehensive income (loss):		
Cumulative translation adjustment	(150)	(43)
Restatement of prior year financial statements	500	37
Gain (loss) on cash flow hedges	111	(402)
Additional labor liability over unrecognized net transition obligation	(71)	3
Result of holding non-monetary assets	545	81
Total other comprehensive income (loss)	935	(324)
Net income	4,919	4,635
Stockholders' equity at the end of the period	Ps. 40,257	Ps. 35,119

Note 26. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:

	2006	2005	2004
Net majority income under Mexican FRS	Ps. 4,883	Ps. 4,759	Ps. 5,946
U.S. GAAP adjustments:			
Restatement of prior period financial statements (Note 25 a)	-	11	(98)
Restatement of imported equipment (Note 25 e)	(50)	(36)	(6)
Capitalization of the integral result of financing (Note 25 f)	13	(12)	(6)
Derivative financial instruments (Note 25 f)	-	(32)	(36)
Deferred income taxes (Note 25 h)	(14)	4	242
Deferred employee profit sharing (Note 25 h)	140	85	58
Labor cost (Note 25 i)	(2)	(1)	(4)
Severance indemnities (Note 25 i)	(59)	(161)	-
Deferred promotional expenses (Note 25 c)	8	18	69
Total U.S. GAAP adjustments	36	(124)	219
Net income under U.S. GAAP	Ps. 4,919	Ps. 4,635	Ps. 6,165

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets as well as pension plan liabilities, which are non-monetary.

b) Reconciliation of Stockholders' Equity:

	2006	2005
Majority stockholders' equity under Mexican FRS	Ps. 40,270	Ps. 35,636
U.S. GAAP adjustments:		
Restatement of prior year financial statements (Note 25 a)	-	(500)
Intangible assets (Note 25 d)	44	44
Restatement of imported equipment (Note 25 e)	472	482
Capitalization of the integral result of financing (Note 25 f)	75	62
Deferred income taxes (Note 25 h)	22	12
Deferred employee profit sharing (Note 25 h)	(254)	(411)
Deferred promotional expenses (Note 25 c)	(32)	(40)
Pension liability (Note 25 i)	(126)	(5)
Seniority premiums (Note 25 i)	(5)	-
Severance indemnities (Note 25 i)	(209)	(161)
Total U.S. GAAP adjustments	(13)	(517)
Stockholders' equity under U.S. GAAP	Ps. 40,257	Ps. 35,119

c) Reconciliation of Comprehensive Income:

	2006	2005	2004
Majority comprehensive income under Mexican FRS	Ps. 5,350	Ps. 4,053	Ps. 6,427
U.S. GAAP adjustments:			
Net income (loss) (Note 26 a)	36	(124)	219
Derivative financial instruments	-	(150)	208
Restatement of prior year financial statements	500	121	276
Result of holding non-monetary assets	14	411	(22)
Labor obligations	(46)	-	-
Comprehensive income under U.S. GAAP	Ps. 5,854	Ps. 4,311	Ps. 7,108

Note 27. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) Mexican FRS
The following new financial reporting standards have been issued under Mexican FRS, the application of which is required for fiscal years beginning on or after January 1, 2007. The Company is in the process of determining the impact of adopting these new financial reporting standards on its consolidated financial position and results of operations.

- "Income statement", or NIF B-3
  This new standard establishes general guidance for the composition and presentation of the income statement. The most significant changes established by this standard are as follows: a) a description of each section of the income statement, b) establishes criteria to classify costs and expenses in the income statement based on their origin (by function, based on the company's operations, or both), and c) employee profit sharing must now be presented as part of other expenses instead of being included within income taxes.

- "Subsequent events", or NIF B-13
  This new standard establishes general guidance for subsequent events. The most significant changes to existing guidance are: a) the restructuring of assets and liabilities must be recorded and disclosed within the notes to financial statements in the period such transactions occur, b) creditor defeasances must be disclosed within the notes to financial statements, and c) companies must disclose in a footnote to their financial statements the date such statements were authorized.

- "Related parties", or NIF C-13
  This new standard establishes general guidance for the disclosure of balances and transactions with related parties. The most significant changes are: a) establishes the following definition of a related party: i) those businesses in which the company participates, ii) relatives of company management, iii) amounts included in trust assets held by the company; b) the parent company is required to disclose any business relationships with its subsidiaries; c) a company is required to disclose the conditions established in transactions among related parties when such terms are similar to those transactions entered into with other independent parties; d) to disclose in detail all benefits provided to company management and e) this new standard includes an appendix describing scenarios considered to be related party transactions.

- "Capitalization of integral result of financing", or NIF D-6
  This new standard establishes general guidance for capitalizing the integral result of financing as part of the historical cost of acquiring certain assets. To qualify for interest capitalization, assets must require a period of time to get them ready for their intended use. The most significant changes are: a) establishes criteria for capitalizing the integral result of financing, b) clarifies that costs related to stockholders' equity are not part of the integral result of financing, c) establishes the concept of a period of time a company requires to get an asset ready for its intended use, d) establishes general guidance for the capitalization of local currency financing, foreign currency financing, or both.

b) U.S. GAAP:
The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company is in the process of determining the impact of adopting these new accounting principle on its consolidated financial position and results of operations.

- "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140", or SFAS No. 155
  This statement amends SFAS No.133, *Accounting for Derivative Instruments and Hedging Activities*, and No.140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS No. 133 establishes the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133 requirements, c) establishes requirements to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.

- "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140", or SFAS No. 156
  This statement amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and servicing liabilities and establishes that entities must recognize servicing assets or servicing liabilities each time they undertake an obligation to service a financial asset by entering into a servicing contract in some specific situations. This Statement also requires recognizing separately servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and also permits an entity to choose either the amortization method or the fair value measurement method to recognize servicing assets and servicing liabilities. This Statement is effective as of the beginning of first fiscal year that begins after September 15, 2006.

- "Fair Value Measurements", or SFAS No. 157
  This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

- "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)", or SFAS No. 158
  This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the company's fiscal year-end; and (4) provide enhanced disclosures. The provisions of this statement are effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end. This provision within the standard is effective for all companies in fiscal years ending after December 15, 2008. The estimated impact of adopting this new accounting principle is disclosed in Note 25.
- "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109", or FASB Interpretation ("FIN") No. 48
  This interpretation provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company's financial statements in accordance with SFAS No.109, *Accounting for Income Taxes*. FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006 (including the first interim period for calendar year companies) and the provisions of FIN No. 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year.
- "How Taxes are Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)", or EITF 06-3
  The scope of this issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force reached a consensus that the presentation of taxes mentioned above on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. This consensus requires only the presentation of additional disclosures, as a result an entity would not be required to reevaluate its existing policies related to taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. However, if a company chooses to reevaluate its existing policies and elects to change the presentation of taxes within the scope of this Issue must follow the requirements of SFAS No. 154. The consensuses in this issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted.

Note 28. Relevant Events.

On December 19, 2006, Coca-Cola FEMSA and TCCC reached a definitive agreement to acquire Jugos del Valle, S.A.B. de C.V. ("Jugos del Valle") in a transaction valued at $470, including assumption of $90 in net debt as of December 31, 2006. Jugos del Valle produces and sells fruit juices, beverages and other fruit products. The Company is based in Mexico but markets its products internationally, particularly in Brazil and the United States of America.

The transaction has been approved by the Boards of Directors of both companies. However, the consummation of this transaction is subject to obtaining the approval of regulators and compliance with other customary closing conditions.

Note 29. Authorization of Issuance of Financial Statements.

On February 21, 2007, the issuance of the consolidated financial statements was authorized by the Board of Directors. These consolidated financial statements are subject to approval at the general ordinary stockholders' meeting, where the financial statements may be modified, based on provisions set forth by Mexican General Corporate Law.

Glossary

The Coca-Cola Company: Founded in 1886, The Coca-Cola Company is the world's leading manufacturer, marketer and distributor of non-alcoholic beverage concentrates and syrups that are used to produce more than 230 beverage brands. The Coca-Cola Company's corporate headquarters are in Atlanta with local operations in nearly 200 countries around the world.

Consumer: Person who consumes Coca-Cola FEMSA products.

Customer: Retail outlet, restaurant or other operation that sells or serves the company's products directly to consumers.

Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA): Founded in 1890,Monterrey, Mexico-based FEMSA is the largest beverage company in Latin America, with exports to the United States and selected markets in Europe, Asia and Latin America. Its subsidiaries include: FEMSA Cerveza, which produces and sells recognized beer brands such as *Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis* and *Bohemia*; Coca-Cola FEMSA; FEMSA Empaques (Packaging); FEMSA Comercio (Retail); and FEMSA Logistica (Logistics).

Non-carb: Non-carbonated beverages excluding non-flavored water.

Per Capita Consumption: The average number of eight-ounce servings consumed per person, per year in a specific market. To calculate per capita consumption, the company multiplies its unit case volume by 24 and divides by the population.

Serving: Equals eight fluid ounces of a beverage.

Soft Drink: A non-alcoholic carbonated beverage containing flavorings and sweeteners. It excludes flavored waters and carbonated or non-carbonated tea, coffee and sports drinks.

Unit Case: Unit of measurement that equals 24 eight fluid ounce servings.

Unit Case Volume: Number of unit cases that the company sells to its customers. It is considered an excellent indicator of the underlying strength of soft drink sales in a particular market.

Board Practices

1. Finance and Planning Committee. The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. The members are Javier Astaburuaga Sanjines, Irial Finan, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior. The Secretary of the Finance and Planning Committee is Hector Treviño Gutiérrez, our Chief Financial Officer.

2. Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements and shall perform the duties set forth in the Securities Market Law. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the President of the Audit Committee. The additional members include: Charles H. McTier, José Manuel Canal Hernando and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA's internal audit area.

3. Corporate Practices Committee. The corporate practices committee shall perform the duties set forth in the Securities Market Law, and is mainly in charge of assisting the board of directors in its compliance with the board's surveillance duties. It is also responsible for and may carry-out, among others, the following (1) provide its opinion to the board of directors on the matters set forth in the Securities Market Law, (2) request the opinion of an independent expert on those cases deemed necessary by such Corporate Practices Committee or as required by Mexican law, (3) call to shareholders' meetings; and (4) assist the board of directors in the preparation of certain reports. The members of the Corporate Practices Committee are Daniel Servitje Montul, Helmut Paul, and Alfonso González Migoya. The Secretaries of the Corporate Practices Committee are Gary Fayard and Alfonso Garza Garza.

EXECUTIVE OFFICERS

Carlos Salazar Lomelín
Chief Executive Officer
6 Years as an Officer

Ernesto Torres Arriaga
Vice-President
13 Years as an Officer

Héctor Treviño Gutiérrez
Chief Financial and Administrative Officer
13 Years as an Officer

Rafael Suárez Olaguibel
Chief Operating Officer – Latin Centro
13 Years as an Officer

John Santa María Otazúa
Chief Operating Officer –Mexico
11 Years as an Officer

Ernesto Silva Almaguer
Chief Operating Officer –Mercosur
10 Years as an Officer

Alejandro Duncan Ancira
Technical Director
5 Years as an Officer

Eulalio Cerda Delgadillo
Human Resources Director
6 Years as an Officer

Hermilo Zuart Ruíz
Corporate Development Officer
4 Years as an Officer

Tanya Avellan Pinoargote
Commercial Planning and Strategic Development Officer
1 Year as an Officer

DIRECTORS

Directors Appointed by Series A Shareholders

Eugenio Garza Lagüera
Honorary Chairman of the Board, Grupo Financiero BBVA Bancomer, Chairman, Instituto Tecnologico de Estudios Superiores de Monterrey, FEMSA and Grupo Industrial Emprex, Regional Advisor of Banco de Mexico and a member of the executive committee of the National Environment for Culture and the Art
13 Years as a Board Member

José Antonio Fernández Carbajal
Chairman of the Board, Coca-Cola FEMSA Chairman of the Board and Chief Executive Officer, FEMSA
13 Years as a Board Member
Alternate: Alfredo Livas Cantú

Alfonso Garza Garza
Human Resources Vice President of FEMSA
11 Years as a Board Member
Alternate: Mariano Garza de Treviño

Carlos Salazar Lomelín
Chief Executive Officer of KOF
6 Years as a Board Member
Alternate: Max Michel Suberville

Ricardo Guajardo Touché
Member of the board and Chairman of the Audit Committee of Grupo Financiero BBVA Bancomer
13 Years as a Board Member
Alternate: Eduardo Padilla Silva

Paulina Garza de Marroquin
Director FEMSA
2 Years as a Board Member
Alternate: Eva Garza de Fernández

Federico Reyes García
Corporate Development Officer of FEMSA
13 Years as a Board Member
Alternate: Alejandro Bailleres Gual

Javier Astaburuaga Sanjines
Chief Financial Officer and Executive Vice President of Strategic Development of FEMSA
1 Year as a Board Member
Alternate: Francisco José Calderón Rojas

Alfonso González Migoya[1]
Independent Consultant
1 Year as a Board Member
Alternate: Francisco Garza Zambrano

Daniel Servitje Montul[1]
Chief Executive Officer of Grupo Industrial Bimbo
9 Years as a Board Member
Alternate: Sergio Deschamps Ebergeney

Enrique Senior
Investment Banker at Allen & Company, Inc.
3 years as a Board Member
Alternate: Herbert Allen III

José Luis Cutrale
General Director of Sucocitrico Cutrale
3 years as a Board Member
Alternate: José Luis Cutrale Jr.

Directors Appointed by Series D Shareholders

Gary Fayard
Chief Financial Officer of The Coca-Cola Company
4 Years as a Board Member
Alternate: David Taggart

Irial Finan
President of Bottling Investments of The Coca-Cola Company
3 Years as a Board Member
Alternate: Mark Harden

Charles H. McTier[1]
President of the Robert W. Woodruff Foundation
8 Years as a Board Member

Barbara Garza de Braniff
Private Investor
2 Years as a Board Member
Alternate: Geoffrey J. Kelly

Director Appointed by Series L Shareholders

Alexis E. Rovzar de la Torre[1]
Executive Partner at White & Case
13 Years as a Board Member
Alternate: Arturo Estrada Treanor

José Manuel Canal Hernando[1]
Independent Consultant
4 Years as a Board Member
Alternate: Helmut Paul

Francisco Zambrano Rodríguez[1]
Vice-President Desarrollo Inmobiliario y de Valores
4 Years as a Board Member
Alternate: Karl Frei

SECRETARY

Carlos Eduardo Aldrete Ancira
General Counsel, FEMSA and Coca-Cola FEMSA
13 Years as Secretary
Alternate: David González Vessi

Relation:
[1] Independent

Shareholder and analyst information

Investor Relations
Alfredo Fernández
alfredo.fernandez@kof.com.mx
Julieta Naranjo
julieta.naranjo@kof.com.mx

Coca-Cola FEMSA, S.A.B. de C.V.
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210,
Mexico, D.F. Mexico
Phone: (5255) 5081-5121 / 5120 / 5148
Fax: (5255) 5292-3473

Web site: **www.coca-colafemsa.com**

Legal counsel of the Company
Carlos E. Aldrete
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210,
Mexico, D.F. Mexico
Phone: (5255) 5081-5297

Independent Accountants
Galaz, Yamazaki, Ruiz Urquiza, S.C.
A member firm of Deloitte Touche Tohmatsu
Paseo de la Reforma 505 piso 28
Col. Cuauhtemoc 06500,
Mexico, D.F. Mexico
Phone: (5255) 5080-6000

Stock Exchange Information
Coca-Cola FEMSA's common stock is traded on the Bolsa Mexicana de Valores, (the Mexican Stock Exchange) under the symbol KOFL and on the New York Stock Exchange, Inc. (NYSE) under the symbol KOF.

Transfer agent and registrar
Bank of New York
101 Barclay Street 22W
New York, New York 10286
U.S.A.
Phone: (212) 815-2206

KOF
New York Stock Exchange
Quarterly ADR Information

U.S. Dollars per ADR			**2006**
Quarter Ended	High	Low	Close
December 31	$ 38.00	$ 30.91	$ 38.00
September 30	32.38	28.53	31.27
June 30	34.44	26.75	29.52
March 31	33.20	27.38	33.20

U.S. Dollars per ADR			2005
Quarter Ended	High	Low	Close
December 31	$ 28.04	$ 25.00	$ 27.01
September 30	28.65	26.00	26.71
June 30	26.71	22.34	26.71
March 31	26.73	22.44	23.84

KOF L
Mexican Stock Exchange
Quarterly Stock Information

Mexican Pesos per share			**2006**
Quarter Ended	High	Low	Close
December 31	$ 41.45	$ 34.12	$ 41.03
September 30	35.51	31.35	34.18
June 30	37.57	30.50	33.48
March 31	36.46	29.10	36.46

Mexican Pesos per share			2005
Quarter Ended	High	Low	Close
December 31	$ 30.50	$ 26.63	$ 29.10
September 30	30.44	28.06	28.89
June 30	28.56	24.76	28.56
March 31	29.71	25.06	26.55

design: signi.com.mx





Coca-Cola
FEMSA

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón,
México D.F. 01210
Phone: (5255) 5081-5100
Fax: (5255) 5292-3473

www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2007

COCA-COLA FEMSA, S.A. DE C.V.

By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer

END